Exhibit 99.1

Geac 2005: Financial Highlights (U.S. Dollars)

20%
18%
16%
14%
12%
10%
8%
13.0%
15.9%
19.8%
FY03
FY04
FY05

Net Earnings
as a Percentage of Total Revenue

18%
16%
14%
12%
10%
8%
6%
4%
7.8%
12.8%
17.3%
FY03
FY04
FY05

License Revenue
as a Percentage of Total Revenue

17%
16%
15%
14%
13%
12%
11%
10%
12.1%
14.6%
16.0%
FY03
FY04
FY05

Cash and Short-Term Investments
in Millions

$200
$180
$160
$140
$120
$100
$80
$60
$40
$80.8
$112.6
$188.2
FY03
FY04
FY05

Revenue by Type in FY 2003
Total: $408.5 million

Support
$245.7
60.1%
Services
$82.8
20.3%
Licenses
$49.4
12.1%
7.5%
Hardware
$30.6

Revenue by Type in FY 2004
Total: $445.3 million

Support
$255.9
57.5%
Services
$99.1
22.3%
Licenses
$65.2
14.6%
5.6%
Hardware
$25.1

Revenue by Type in FY 2005
Total: $444.4 million

Support
$258.8
58.2%
Services
$102.2
23.0%
Licenses
$71.0
16.0%
2.8%
Hardware
$12.4

(dollars in millions)

PERFORMANCE	BUSINESS	PRODUCT	CUSTOMER	INDUSTRY

Dear Fellow Shareholders:

Charles S. Jones,
President & Chief Executive Officer

Since becoming your Chairman in November of 2000 – and since serving as your Chief Executive Officer – I have been exhilarated by our changing business and marketplace. Managing a business of this complexity with a broad product and geographic scope is both an important responsibility and a tremendous opportunity. The commitment of our strong customer base, our loyal employee team and our shareholders has been invaluable as we strengthened our executive team, acquired and integrated two businesses, aggressively managed costs, penetrated new markets, expanded our market listing to include NASDAQ, aligned with our competitors to report in US dollars, and finally, as we delivered profitability for four years.

•          Financial Results

Revenue for the twelve months ended April 30, 2005 was $444.4 million, a decline of $0.9 million, compared to $445.3 million for the year ended April 30, 2004. While each of support, services and license revenue increased, this was largely offset by a $12.7 million hardware decline. We continue intentionally to de-emphasize the resale of lower-margin hardware sales, so this shift in our revenue mix was anticipated. Importantly, our license revenue for the year was $71.0 million, an increase of $5.9 million, or 9.0%, compared to $65.2 million for fiscal year (FY) 2004. As a percentage of total revenue, license revenue increased from 14.6% in FY 2004 to 16.0% in FY 2005. Our gross profit also increased $13.9 million and was equal to 63.9% of revenue, versus 60.7% of revenue in FY 2004.

Earnings from operations for FY 2005 increased $11.9 million, or 16.5%, to $84.2 million, compared to $72.2 million in FY 2004. Net earnings for FY 2005 grew to $77.0 million, or $0.87 per diluted share, compared to $57.2 million, or $0.66 per diluted share, in FY 2004.

In FY 2005, we were able to deliver more than a 34% increase in profitability to our shareholders by taking deliberate and calculated steps to innovate and improve our business, our products, and our customer relationships, and by maintaining a strong commitment to fiscal discipline. The efforts made this year resulted in some important five year highs. This year’s gross profit margin, license sales (independently and as a percentage of revenue), earnings from operations and share price have all reached their highest points in the last five years.

P. 1

Geac’s development, marketing and selling efforts resulted in license revenue growth in the last three consecutive quarters in fiscal year 2005.

•          Selling Focus

Fiscal year 2005 was punctuated by many elements of our business performing well simultaneously. We focused on innovating our product solutions that we brought to our customers around the world. This continued focus on innovation was rewarded by an increased commitment from current customers and by the addition of new ones. Product innovation, the strategic integration of several Geac product lines into more comprehensive suites of solutions, and a deliberate and focused marketing effort in three of our core vertical segments — financial services, government and retail and apparel — helped improve our results. In the year, both the average deal size and the number of deals in our largest business segment, our Enterprise Applications Systems (EAS) segment, increased appreciably from FY 2004. Geac’s development, marketing and selling efforts resulted in license revenue growth in the last three consecutive quarters in FY 2005. Of particular note was license sales growth in the fourth quarter of the year which represented Geac’s highest quarterly license revenue in five years.

•          Product Innovation

Internally developed new products contributed to our software license growth. In fact, Geac’s specific innovation efforts with more than 15 products led to the generation of approximately 28% of total software licenses in the fourth quarter of FY 2005 alone (although some of this subset of new product license revenue will be recognized in subsequent quarters as the criteria for revenue recognition are met). Among the strongest contributors to this year’s results were our ability to grow sales from internally developed products and to innovate

Geac Financial Comparisons

	FY2001	FY2002	FY2003	FY2004	FY2005

TSX share price (as of April 30, in CAD)	$1.73	$4.25	$5.45	$8.18	$10.42

Gross profit margin percentage	49.5%	54.6%	58.6%	60.7%	63.9%

License sales as a percentage of revenue	10.8%	11.6%	12.1%	14.6%	16.0%

License sales (in USD)	$59,782	$53,410	$49,380	$65,190	$71,040

Earnings from operations before income taxes as a percentage of revenue	(47.2%)	11.9%	13.0%	15.9%	19.8%

P. 2

Increasing our total revenue through increased license sales will continue to be a priority going forward, but organic growth, however important, will not be the only means to fulfilling our strategy.

the ways in which we sold integrated offerings into customers, even in a challenging enterprise software market that is characterized by frugally managed IT budgets and industry consolidation. This alone encourages us that our innovation strategy – whether product, business or customer focused – will be a cornerstone of long-term success for our business.

Geac’s strides in product development and sales, along with other important areas throughout the Company, are attributable in no small part to the innovation, expertise and dedication of our employee team. In the last year, Geac has developed many programs from focused training and incentive planning to a broad range of benefits enabling employees to participate in Geac’s long-term success. These efforts have helped us keep our most valuable contributors and to attract impressive individuals who have made an immediate impact. We have built a meritocracy, where individual contribution is rewarded. By aligning our employee and corporate goals, we have ensured a powerful team well into the future.

•          Future Revenue

While we are certainly pleased with our growth in license sales, we are most encouraged as we continue the long process of selling internally developed new products. As is the case in the enterprise software industry, the acquisition of license revenue requires investments in development, marketing and sales. As we continue to look for opportunities to build license revenue, we will continue to be burdened by the increased expenses of selling and marketing. Much more important than this short-term cost, however, is the longer-term benefit gained from new license sales. As we often say, “today’s new license revenue is next quarter’s professional services revenue, and the subsequent periods’ maintenance revenue.” Service and support – currently representing approximately 80% of Geac’s total revenue – contributes more financially to the business than the contribution of software sales after the full cost of sales is subtracted. As we successfully transition new license sales into higher margin service and support revenue, the Company will benefit in the longer term.

•          Acquisitions and Competition

Increasing our total revenue through increased license sales will continue to be a priority going forward, but organic growth, however important, will not be the only means to fulfilling our strategy. As we have emphasized,

Diluted Earnings Per Share
in U.S. Dollars

P. 3

While we remain encouraged by the strong year just concluded, we remain attentive to the potential challenges we face in the year ahead.

we will continue to pursue acquisition targets to expand our product offerings, geographic reach and customer base. In FY 2005, Geac increased cash and short-term investments to $188.2 million at year-end from $112.6 million at the end of FY 2004. This strong cash position and the borrowing power it supports enables us to fuel our acquisition strategy in the coming year as we continue to innovate our product offerings and strengthen the scope and depth of our solutions.

There is no question that our industry is undergoing significant consolidation. According to Mergerstat, there were 3,101 transactions announced worldwide in the “Computer Software, Supplies & Services” industry for the 12 months ending March 31, 2005, versus 2,470 deals for the twelve months ending March 31, 2004. There is acquisition consolidation occurring across the Financial Value Chain. We will continue to examine consolidation opportunities in the ERP market as well as technology and product expansion in the management part of the Financial Value Chain.

Some of the acquisition purchase prices imply high valuations, and this has made it difficult for us to complete an acquisition given our “best of breed” approach, where we have endeavored in our Performance Management product suite to have the most complete feature set and to build or buy products that integrate easily with other installed software. These companies are often sold at high valuations, but this best-of-breed product approach enhances our ability to bundle and customize solutions to fill out the Financial Value Chain for our customers. We are providing powerful front-end solutions, which tie into our customers’ existing back-office data. While our major competitors benefit from scale, our product portfolio, integrated solutions and flexible delivery model provide us the opportunity to assist our customers as they seek to save money and extend the life of their Geac products.

•          Going Forward

While we remain encouraged by the strong year just concluded, we remain attentive to the potential challenges we face in the year ahead. As we enter FY 2006, we are mindful of five challenging factors that may adversely impact our business. First, Geac and its results are influenced by the seasonality of our own business and the market at large. Our first quarter has traditionally been our most challenging and the third our most promising. With increased selling and marketing expenses, the profit margin will be impacted in the slower quarters. Second, our comprehensive program to ensure the necessary compliance with Sarbanes-Oxley will require continued expense, and we estimate it could cost 1.5% of revenue. Third, we need to be vigilant about the generation and closing of the new business pipeline. Our success with large enterprise sales may lead to uneven revenue patterns. It is critical that we focus here in the short-term on the expense to acquire new license revenue, so we are able to generate high-margin service and support revenue in the future. Fourth, we acknowledge the necessity to grow our business through acquisition. This venture is largely opportunistic, and therefore, inevitable challenges will confront us. Fifth, we have cautioned our income tax rate will be higher in FY 2006.

P. 4

We take measured pride in the consistency of the Company’s performance throughout fiscal year 2005 and with our ability to deliver to our shareholders continually improving results, quarter over quarter and year over year.

We may not be able to eliminate risk, but identifying the hurdles on the course ahead enables us to optimize our resources to cope with them.

•          Closing Remarks

We take measured pride in the consistency of the Company’s performance throughout fiscal year 2005 and with our ability to deliver to our shareholders continually improving results, quarter over quarter and year over year. While we understand that market conditions and the complexity of our business will continue to be intensely challenging for Geac, our performance demonstrates the continued ability of this management team to achieve success in a fiscally responsible manner and, importantly, to steer a steady course in a complex and increasingly competitive global business environment.

We ask you to join us in thanking our 2,163 loyal employees in 52 locations in 21 countries for their continued dedication and hard work. We are grateful for the ongoing commitment of our customers as they invest in Geac’s growing product lines. And we thank you, our shareholders, for your continuing support. For myself, I would like to thank our Board of Directors for its dedication, constant interest and support over these last five years.

Respectfully Submitted,

/s/ Charles S. Jones
Charles S. Jones
President and Chief Executive Officer
July 15, 2005

Geac’s Board of Directors from left to right: Robert L. Sillcox, Retired Investment Executive; David Friend, President and CEO, Carbonite, Inc.; Thomas I. A. Allen, Q. C., Senior Partner, Ogilvy Renault LLP; C. Kent Jespersen, Chairman of the Board, Geac Computer Corporation Limited; Charles S. Jones, President and Chief Executive Officer, Geac Computer Corporation Limited; Michael D. Marvin, Founder and Chairman Emeritus, MapInfo Corporation; William G. Nelson, Private Investor; Pierre MacDonald, Chairman, Eurocopter Canada Ltd.

P. 5

PERFORMANCE	BUSINESS	PRODUCT	CUSTOMER	INDUSTRY

Geac: At-a-Glance

•            2,163 people employed in 52 locations worldwide

•            More than 18,500 customers; more than half of the Fortune 100, and 8 of the top 10

•            13.0% of revenue dedicated to Research and Development

•            17.6% of revenue dedicated to Sales & Marketing

•            More than 100 contracts signed with new customers in the second half of FY 2005

•            Software license revenues increased 9.0% in FY 2005 to $71.0 million, compared to $65.2 million in FY 2004

•            Cash balances of $188.2 million at end of FY 2005

•            Gross profit margin increased to 63.9% in FY 2005, compared to 60.7% in FY 2004

•            Globally balanced business with 41.7% of revenue coming from EMEA

EBITDA*

as a Percent of Total Revenue

*     Earnings before interest, other income, income taxes, depreciation and amortization.

It is important to note that EBITDA is not a measure of performance under Canadian or U.S. GAAP. EBITDA should not be considered in isolation as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP, nor a measure of operating performance or profitability. EBITDA does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses EBITDA because we believe it provides useful information to investors, as it allows investors to evaluate the operational and financial performance of the Company’s core business.

Regional Revenue Segmentation

FY 2005

Total: $444.4 Million

P. 6

FY 2004

Total: $445.3 Million

A Business Profile

Geac is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time.

Organizationally, Geac segments its business into Enterprise Applications Systems (EAS), which represent about 80% of Geac’s global revenue, and Industry Specific Applications (ISA). Geac’s EAS offerings include various ERP systems and the Geac Performance Management (“GPM”) product family, the newest line of Geac solutions and a growth engine for Geac’s software license revenue. Geac’s ISA business units develop and sell specialized software and systems for libraries, local government administration, public safety agencies, real estate agents, restaurant chains, property management and construction marketplaces. Geac is also a reseller of computer hardware and software, and provides a broad range of professional services including application hosting, consulting, implementation services and training worldwide.

Geac Solutions Strategy

Geac’s solutions are “platform ubiquitous,” offering flexibility to customers to leverage the architecture of their current solutions. Geac continues to build and provide the connectivity and performance management integration tools that tie strategy to operations and integrate performance management into enterprise applications, expanding the value of customers’ existing investments.

Addressing the needs of the Chief Financial Officer, Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment. The CFO is responsible for the financial value chain of an organization which enables financial management over end-to-end processes. Geac is uniquely geared to optimizing the financial value chain with software and services that manage activities from transaction to process to management. In essence, Geac links the back-end transactional activities such as accounting, procurement and inventory, through the processes of expense management and compliance, to the performance measurement activities of strategy management, planning, and forecasting.

Geac is uniquely geared to optimizing the financial value chain with software and services that manage activities from transaction to process to management. Through Geac’s Build, Buy and Partner initiative, Geac continues to create a software company that completes the full cycle of the financial value chain.

P. 7

PERFORMANCE	BUSINESS	PRODUCT	CUSTOMER	INDUSTRY

Growth: The Innovation Index

New products generate new licenses and future revenue. Important to Geac’s growth is the ability to produce new software license revenue from existing and new customers, especially in the growth area of Business Performance Management. New software licenses are significant to the growth of the Company, not only for the license revenue itself, but because they generate follow-on professional services and maintenance revenues.

In FY 2005, Geac underscored the commitment to its Build, Buy, Partner initiative with internal product innovation, delivering new solutions that enhance existing technologies to drive customer performance, increase corporate value and create new license selling opportunities for Geac. In the year, Geac leveraged the acquisitions of its Performance Management solutions by advancing the cornerstone products with more sophisticated features that further the link between business strategy planning and operational execution. Specifically, Geac delivered MPC 6.5 with a focus on strategy execution, financial consolidation and corporate governance. During the year, Geac also delivered Expense Management 6.5 and continued to update the HTML-based expense management solution with additional thin client features, such as travel plans.

Building differentiation into the business, Geac has introduced Performance Management applications into its ERP and ISA segments of the business. In the last year, Geac has successfully deployed Geac Enterprise Intelligence which offers E and M Series mainframe customers real-time Web-based access to reports and analyses of their enterprise information.

Geac incorporated the analytical, financial reporting, and budgeting functions from Geac Performance Management into the System21 solutions with the innovation of System21 Performance Analyzer. Geac Performance Analyzer integrates Geac Performance Management software into the Geac System21 ERP suite, providing end users with easy access to standard and easily customized reports in order to analyze operational data related to a company’s sales, distribution and manufacturing activities.

“Strategy Management from Geac is the first offering we have seen that leads the organisation through the process of strategy development and the setting of related goals, targets, measures, and responsibilities, with highly capable strategy analysis and reporting features.”

Butler Group

P. 8

This Quarter’s License Revenue is Next Quarter’s Services and Next Year’s Maintenance Revenue

Additionally, Geac released SmartStream version 7.0, a next-generation client/server ERP system that enables customers to manage effectively financial and operational information for more informed business decision-making. As part of this suite, SmartStream Performance Management enables customers to tie Geac Performance Management applications to their existing back-office systems.

Across several ISAs, Geac introduced performance management applications. Geac deployed ePortfolio for Geac Property Management. A powerful Web-based property consolidation analysis tool, ePortfolio software allows property managers to view consolidated operational and financial data across their entire portfolio. Users can harness large amounts of information generated by their organization to extract specific analysis needed to manage the progress of their business.

Geac launched Vubis Smart, its advanced Web-based information management system for libraries, archives, museums and business intelligence centers, into the North American market.

The innovations of Geac Performance Management and the introduction of performance management integration into both EAS and ISA businesses have led to increased license sales and have driven the significant increases of software license revenue as a percentage of total license sales.

Innovation Index

Sales of New Geac Products

(in millions - USD)

By measures of the Innovation Index, which demonstrates the sale of Geac innovated products, compared to the total software sales, Geac’s innovation strategy has begun to succeed. In the third quarter of 2005, Geac’s new products represented approximately 5% of total software sales and by the fourth quarter, innovated products accounted for nearly 28% of the total software sales.

Ventana Research, a leading Performance Management research and advisory services firm, conducted an assessment of more than 30 vendors and 70 products for its 2005 Performance Management Vendor and Product Scorecard.

Ventana Research rated Geac’s MPC product suite the highest in every category of “align,” “optimize” and “understand” –the strategic business processes that help companies manage their business performance requirements.  Geac was the overall winner in the Ventana Research Scorecard with a score of 94%.

P. 9

PERFORMANCE	BUSINESS	PRODUCT	CUSTOMER	INDUSTRY

Return on Innovation: Customer Satisfaction, Customer Successes

Through innovation and delivery of performance-driven products, Geac extends relationships with existing customers by improving the productivity and return of their technology investments with the power of measurement and unification across the financial value chain.

“Geac is the software solution for the Chief Financial Officer. Whether our customers have a need to do more with less as a result of an increasingly competitive environment, or as a result of regulatory pressure, Geac provides best-in-class technology solutions for the issues confronting the Chief Financial Officer.”

Geac attracts new customers by delivering a suite of software solutions that can be integrated with their existing non-Geac systems. In FY 2005, Geac experienced significant gains in selling to new customers. In the second half of the year, more than 10% of Geac’s contracts in the EAS business segment were with net new customers.

Geac and its customers make reciprocating commitments to each other as evidenced by the success of Geac’s Value for Maintenance program. Last year, Geac introduced this innovative program to extend customers’ investments through value-based initiatives.  Value for Maintenance offers Geac’s Enterprise Server customers technology – including Geac Performance Management connectivity tools and Active Access – to simplify Web-enablement of applications and integration to Geac and non-Geac systems. Customers are committing to Geac through multi-year maintenance agreements and Geac thereby mitigates the rate of attrition.

Geac is successful in integrating performance management solutions into its existing product lines and in selling them into Geac’s customer base. In total, approximately 1,500 customers are using Geac Performance Management solutions. By adding MPC budgeting, planning and forecasting to their back-office solutions, Geac is helping customers extend these solutions across their financial value chain, drive performance and extract more value from their existing technology investments.

Geac customer adoption of the enhanced Expense Management suite was significant in the year, with more than 50% of Expense Management deals resulting from either an expansion of existing licenses or selling new licenses to the customer base.

Geac Library Solutions also had a very successful year. The number of Vubis Smart systems sold by the end of FY 2005 reached 180.

P. 10

NBC Universal’s “Universal Studios Hollywood –World’s Largest Movie Studio and Theme Park” is using Geac MPC to gain greater visibility into its operational performance and help meet its strategic objectives. Managers conduct “what if” analyses that allow them to plan, predict and take corrective action as needed. As a result, they have become more proactive and accurate in their decision making.

Challenges:

•                  Eliminate non value-added work and transform into an “80% analysis, 20% data gathering” model

•                  Deliver real-time visibility to key performance indicators

•                  Improve data integrity and provide consistent metrics and model assumptions across business units

ROI

•                  Improved close process from 5+ days to a “virtual close”

•                  Enabled self service reporting as well as monthly or quarterly vs. yearly forecasts

•                  Moved from fragmented applications to an integrated financial and operational performance system

“We’ve cut down our budgeting cycle time on a budgeting go-forward basis by about 50%. But more importantly, Geac’s performance-based tools are enabling finance to create value…We’ve implemented an integrated suite of tools leveraging best practices to provide timely information to key stakeholders…”

Dan Aptor, Director of Finance, NBC Universal

RSA Security, a leading provider of data identity and access management, uses Geac MPC for budgeting, forecasting, product line profitability, long-term strategic planning, and more. A sophisticated user of Geac MPC, RSA Security is now enhancing its system to enable consolidated and product line P&Ls to capture actual results vs. forecast and plan, to integrate product line P&L forecasts as a basis for three-year models, and to make resource investment decisions based on projected product and market growth.

Challenges:

•                  Improve the existing annual budgeting and quarterly forecasting processes

•                  Enable monthly forecasting and detailed product line P&Ls

•                  Make resource investment decisions based on projected product/market growth

ROI:

•                  Improved budgeting efficiency by 58%

•                  Became 95% more efficient in producing product line P&L forecasts

•                  Reduced the monthly forecasting cycle from 13 days to 4 days

“We are so far beyond even being concerned about a return. We spend a minimal amount of money on maintenance, and we get more efficient every year, getting more information out of the Geac system. It just gets better and better.”

Dave Stack, Director of Financial Planning & Analysis, RSA Security

Landmark Residential is using AMSI ePortfolio, a Web-based business intelligence tool, to manage its real estate portfolio of over 30 apartment and condominium communities throughout the southeast United States. Landmark is reaping the benefits that real-time access to key performance data across its portfolio provides.

“ePortfolio addresses a vital need for instant access to information that enables us to review our entire portfolio and drill down into the properties that need attention. It is the management tool we needed to truly maximize portfolio performance. Data that used to take two days to compile and assimilate is at my fingertips virtually in real time now. Implementation was quick and easy. We were able to rapidly see graphical snapshots of our entire portfolio with visual performance indicators. ePortfolio is a must-have tool for any successful multi-family company. Geac gives us a lot of flexibility to tailor the system for an executive, middle manager, heavy-duty analyst, and even a user who is just looking for some packaged information. And Geac’s data visualization techniques are a big hit with our users.”

James Miller, Senior VP of Finance, Landmark Residential

P. 11

PERFORMANCE	BUSINESS	PRODUCT	CUSTOMER	INDUSTRY

Supporting Innovation in Key Industries

To advance its position in the performance management marketplace, Geac is undertaking several industry-specific campaigns that will capitalize on the Company’s collective expertise, established customer base and partnerships in the Financial Services, Government and Retail sectors.

Bank of America is an Enterprise Server customer that is also using Geac Performance Management for budgeting, reporting and analysis to unite the back-office transactional data with front-office measurement processes.

Missouri-based Commerce Bancshares, Inc. was looking for a user-friendly solution that could be distributed throughout the company, empowering analysts and business unit managers to do their own reporting. Decreasing the length of the budgeting process, integrating budgeting and forecasting, and speeding up the consolidation process were also concerns.

Professional Provident Society Insurance Company Limited (PPS) is using an integrat ed GPM solution for strategy management, budgeting, reporting and scorecarding.

“We have taken our corporate strategy and from this developed clearly defined operational plans and individual targets. Everyone now has a clearly defined role to play in achieving our corporate goals.” - Callie Masson, CFO of PPS

•          Financial Services: Serving 100 Banks Globally

The competitive landscape in the banking industry continues to intensify. Banks are looking for ways to integrate multiple back-office silos and front-office applications to increase efficiency, regulatory compliance, financial clarity and profitability. Geac Performance Management extends beyond access, reconciliation and reporting of data to more strategic budgeting, analysis and forecasting to help its banking customers meet their shareholder and client needs in this increasingly competitive landscape.

Geac has more than 100 banks among its sizeable financial services customer base. Notably, 14 of our banking customers belong to the top twenty-five banks in the world, ranked by assets.

Professional Provident Society Insurance Company Limited (PPS), a long-term insurance provider based in South Africa, is using an integrated BPM solution for strategy management, budgeting, reporting and scorecarding. Old Mutual plc, a FTSE 100 listed international financial services group, deployed a Geac Web-based system for financial reporting, data consolidation, budgeting, forecasting and planning worldwide and for meeting IFRS requirements.

Geac continues to augment its staff resources with banking industry expertise, and is supplementing its market outreach through its partnership with IPS-Sendero, a global software and services provider that serves the financial services industry exclusively.

•                  Government

Another sector Geac is targeting in its vertical industry campaign is government at the local, regional and national levels. Under increasing pressure to do more with less, the government vertical is now examining closely technology advantages deployed in the private sector to increase efficiency, accountability and productivity. Since the start of Geac’s 2004 fiscal year, Geac has completed approximately 180 separate deals with nearly 100 different government entities worldwide.

In the Geac Performance Management business, some of those deals have included the State of Alaska, the City of Charlotte (NC) and a major New England city government. In the UK, Geac MPC sales to London Borough

P. 12

of Newham, London Borough of Bromley, Luton Borough Council and The Learning & Skills Council demonstrate the market traction Geac is gaining. As in banking, Geac is forging partnerships to help it penetrate the government market, such as one with NRJ Consulting, a local government reseller of Geac MPC in the UK, which was instrumental in Geac’s recent win at London Borough of Bromley and the London Borough of Newham.

Particularly strong evidence of Geac’s success in the government segment was a fourth quarter contract with a value in excess of $1 million with Infraero, a Ministry of Defense agency that manages airports for the government of Brazil.

Geac Local Government’s Pathway PPR (People, Property, Regulatory) system assists Councils in Australia and New Zealand with their administrative challenges. In FY 2005, Geac Local Government launched Pathway PPR in the UK to provide local authorities with a system designed to drive better performance for planning, building control, licensing and regulation. Pathway PPR also supports self-service internet access for the general public.

•         Retail and Apparel

Over the last year, Geac has been extremely successful in providing its end-to-end solutions to the retail and apparel markets. Crucial to Geac’s success is the fact that it is the only supplier to provide a complete end-to-end solution. This is vital to help companies bring their new collections to market quickly while managing their supply chains effectively on a global basis. In addition to deals with VF Europe, Smart Shirts Limited and Woolworths, Geac has cornered a number of market niches such as surf wear with brands that include RipCurl and Animal.

The recent introduction of new Geac Performance Management solutions means that apparel companies can now fully close the loop by measuring their supply chain as well as their financial performance with ease. Animal, one of the UK’s fastest growing action sports brands, recently purchased an integrated solution in a contract of more than one million dollars, comprising System21 Aurora, RunTime Product Lifecycle Management (PLM) as well as Geac’s Performance Analyzer for operational performance management.

Geac’s RunTime solutions are crucial in the embryonic stages of apparel design. They incorporate collaborative design technology which helps designers based all over the world to work on clothing designs from a single database. Importantly, Geac also provides seamless links to the procurement and manufacturing phases of production. Geac System21 has been used by global apparel and footware brands over many years, including Dunlop Slazenger and New Balance, to great effect.

City of Charlotte (NC)

“One of the reasons City of Charlotte decided to go with Geac MPC was we had been using the Geac E Series successfully for 15 years. MPC allows us to extract the information on a faster and more efficient basis, look at the numbers, decide what’s going to be best for the environment we’re dealing in, and make better and quicker decisions. In city government, dealing with the citizens’ funds, and with a tight budget, it’s very important to know where every dollar is spent.” - Tracy Culpepper, Senior Systems Specialist, Financial Systems, City of Charlotte

“Although we evaluated a range of ERP and retail software specialists, Geac was the only supplier able to provide us with a complete ‘end-to-end’ solution that is tightly integrated. The product design and development software is expected to substantially reduce our product ‘time to market.’ We’ll use this PLM software to manage product concept, design, production, distribution and logistics worldwide.” - Richard Tape, General Manager, Animal

Diesel is an international design company and manufacturer of jeans and casual clothes.

“Geac MPC makes the budgeting, reporting and analysis processes more collaborative. We have reduced our closing times, have immediate access to centralized results and we spend more time performing valuable ad hoc analysis.” - Antonio Sperati Ruffoni, Group CFO, Diesel

P. 13

Corporate Governance at Geac

The increased focus on corporate governance by shareholders and regulatory authorities has resulted in new legislative requirements and policy guidelines.

Geac has followed these developments carefully and implemented a number of measures to meet existing and pending legislative and stock exchange requirements. These measures involve an additional commitment of management resources and related expenses for all public companies, including Geac.

•                  Board Structure

Your Board is composed of unrelated directors, with the sole exception of the President and Chief Executive Officer (and former Chairman of the Board). This allows for maximum breadth of participation on committees by outside directors, since there is no shortage of unrelated directors. The Board committees include Audit, Human Resources and Governance. At Geac, the roles of Chairman and Chief Executive Officer are separated. This separation was, in fact, encouraged by the former Chairman (now President and Chief Executive Officer) in the belief that it is an appropriate separation of roles to allow for a healthy degree of enquiry on behalf of the Board into executive activity and strategic planning.

•                  Risk Management

Risk Management, together with succession planning and strategic planning, are the three principal activities of a Board. With respect to risk management, governance at Geac includes the creation of an internal audit function whose mandate is to assist senior management and the Board in the effective discharge of their responsibilities by furnishing them with analyses, recommendations, counsel and information concerning the activities reviewed, and new or revised systems recommended or decreed by the Board or senior management. The company has appointed a Director of Internal Audit, Wendy Conrod, and has retained the services of Ernst & Young to assist the Director in carrying out a comprehensive annual program of internal audit review. The internal audit function reports to the Chair of the Audit Committee. A further risk factor facing public companies in the post-Enron era is the risk of reputational damage flowing from inadequate or untimely disclosure. Geac has responded to regulatory suggestions through the creation of a senior management disclosure committee.

In the short term, we have taken our Internal Audit resources and focused them on the task of certifying the adequacy of internal controls as required by Sarbanes-Oxley.

•                  Board Functioning

Apart from regularly scheduled quarterly Board meetings, Geac’s Board devotes two days a year exclusively to strategic planning. Additionally, a budget review and approval meeting is conducted once a year, or more often if necessary. At all regularly scheduled Board meetings, as a matter of course, the independent directors meet among themselves in camera, in the absence of management.

•                  Board Evaluation

Geac has a program of director self-evaluation, conducted by the Chairman of the Board, in association with the Chairman of the Corporate Governance Committee, so as to maximize the benefit which the Board draws from each member’s potential contribution.

•                  Ethical Conduct

Finally a matter which perhaps should better be placed first in this discussion: Ethical conduct in the course of the conduct of Geac’s business. Geac has a Code of Business Conduct and Ethics, which can be found on its web site. This code has been circulated to all employees.

IN SUMMARY: Governance is a matter which we take seriously. We believe that we have responded positively to the requirements and recommendations of regulators and investors in our stock.

Respectfully submitted,

/s/ Thomas Allen, Director
Thomas Allen, Director

PROFESSIONAL INVOLVEMENT

•                  Mr. Allen is a Senior Partner of Ogilvy Renault in Toronto.

•                  Mr. Allen is Chairman of the Task Force recently appointed by the Investment Dealers Association of Canada to consider methods to modernize Canada’s securities regulation in order to maintain the competitiveness of Canada’s capital markets.

•                  Mr. Allen is past Chairman of the Accounting Standards Oversight Council of Canada and was a member of the former Advisory Board of the Office of the Superintendent of Financial Institutions of Canada.

•                  Mr. Allen was a member of a committee commissioned last year by the Ministry of Finance in Canada to review the structure of securities regulation in Canada.

P. 14

Human Resources at Geac

Geac is committed to continuously enhancing the skills and expertise of every one of our 2,163 employees and, in so doing, to providing the best opportunities for them to serve our customers, to grow the business and to benefit from a strong and prosperous career path.

In fiscal year 2005, Geac focused on a theme of innovation – innovation in our product lines, across our customer solutions and throughout our business. Building a culture for innovation and growth required our human resources strategy to be aligned closely with our corporate strategy. Geac’s human resources group has focused on building the expertise of our product and development teams, enhancing the cross-selling efforts of our sales force, integrating our back-office operational teams to support better our global business and facilitating management strategy and operational sessions around the world. These efforts have been designed to unify our many product lines, regions, and talents into a single strong company philosophy.

Through regional and global efforts, we have worked to embrace the rich diversity inherent in a multi-country, multi-product, multi-talented workforce to build a stronger and more profitable Geac together rather than in individual product or national silos. This effort is supported by local representation throughout the company with 26 human resource representatives and support personnel worldwide and by a corporate focus with the Human Resources function reporting directly to CEO and President Charles Jones. In addition, Geac’s Board values the importance of this group through a committee that I take pride in leading, The Human Resources and Compensation Committee.

The commitment we make to our employees is underscored by the message our employees send back in strong validation of our business strategy. We were particularly pleased in the second year of our Employee Stock Purchase Plan (ESPP) to see North American participation of more than 25%, notable involvement for a company of our profile and size, and in the first year of the Worldwide program, to see overall participation of nearly 15%. This more than any other factor gives us confidence that we are providing the right environment, culture and opportunity for the constituency most critical to and responsible for our long-term success – our employees.

Sincerely,

/s/ Pierre MacDonald, Director
Pierre MacDonald, Director

Pierre MacDonald chairs the Human Resources and Compensation Committee of the Geac Board of Directors. He has served on the Geac Board since 1995.

P. 15

Board of Directors

C. Kent Jespersen	Thomas I. A. Allen, Q. C.	David Friend	Pierre MacDonald
Chairman of the Board,	Senior Partner,	President and CEO,	Chairman,
Geac Computer Corporation Limited	Ogilvy Renault LLP	Carbonite, Inc.	Eurocopter Canada Ltd.

Michael D. Marvin	William G. Nelson	Robert L. Sillcox	Charles S. Jones
Founder and Chairman Emeritus	Private Investor	Retired Investment Executive	President and Chief Executive Officer,
MapInfo Corporation			Geac Computer Corporation Limited

Management Team

Charles S. Jones	Hema Anganu	Cynthia E. Davis	Donna de Winter
President and Chief Executive Officer,	Vice President,	Vice President,	Chief Financial Officer
Geac Computer Corporation Limited	Treasury and Taxation	Human Resources

Isobel Harris	Brian Hartlen	Larry Kaplan	James J. McDevitt
Vice President and General Manager,	Vice President,	Senior Vice President	Vice President and General Manager,
Enterprise Solutions and Global Support	Global Marketing		Industry Specific Applications Division

Jeffrey W. Murphy	Alys Scott	Andrew M. Smith	Jeffrey Snider
Senior Vice President,	Vice President, Global	Vice President and	Senior Vice President
Geac Performance Management	Communications	Chief Information Officer	and General Counsel
and Investor Relations

Craig C. Thorburn	Timothy J. Wright
Senior Vice President, Mergers &	Chief Executive, EMEA and
Acquisitions and Corporate Secretary	Asia Pacific and
Chief Technology Officer

P. 16

Financial Review Table of Contents

Management Discussion and Analysis

Auditors’ Report

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

F. 1

MANAGEMENT DISCUSSION AND ANALYSIS

The following management discussion and analysis of results of operations and financial position (“MD&A”) prepared as of June 22, 2005 should be read in conjunction with our consolidated financial statements and notes for the fiscal years ended April 30, 2005 and April 30, 2004. The MD&A was prepared in accordance with the disclosure requirements of National Instrument 51-102 of the Canadian Securities Administrators (“NI 51-102”) for annual MD&A. This MD&A, and other reports, statements and communications to shareholders and others, as well as oral statements made by our directors, officers or agents, contain forward-looking statements, including statements regarding the future success of our business and technology strategies, future market opportunities and future financial performance or results. These forward-looking statements are neither promises nor guarantees, but rather are subject to a number of risks and uncertainties, each of which could cause actual results to differ materially from those described in the forward-looking statements. Some of the risks and uncertainties that may cause such variation are discussed below. You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise more frequently than as may be required in connection with the release of our quarterly reporting of financial results.

Our consolidated financial statements (and all financial data that has been derived therefrom and included in this MD&A) are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Note 25 to our consolidated financial statements for FY 2005 sets out the significant differences between accounting principles generally accepted in the United States (“U.S. GAAP”) and Canadian GAAP that would affect our consolidated financial statements. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac,” “we,” “our,” “us,” “the Company” or similar expressions refer to Geac Computer Corporation Limited and its consolidated subsidiaries. All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to “FY” are references to our fiscal year end on April 30 of each year.

This MD&A, the related audited consolidated financial statements and notes and additional information about Geac can be viewed on the Company’s website at www.geac.com and through the SEDAR website at www.sedar.com and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Geac’s common shares trade on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC.” Geac had 86,377,012 common shares issued and outstanding on June 20, 2005.

OVERVIEW

We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions to optimize their “financial value chain” (“FVC”). Industry analysts describe the FVC as the fiscal view of everything that happens in an organization between the time money flows in and the time money flows back out. The concept implies a holistic approach to the management of a company’s finances, which allows management to measure performance and share information to drive improved dynamic decision making. The FVC is typically broken down into three elements, each of which our products address: transactions, including accounting, supply chain and payroll; processes, including time and expense management and compliance; and measurement, including budgeting, planning, forecasting and strategy. Although we view the chief financial officer of a business as our principal customer (because he or she is responsible for the entity’s finances), we sell to others in an organization, including the CIO, who are responsible for one or more of the elements of the FVC.

Our software solutions include cross-industry enterprise application systems (“EAS”) that address our customers’ transactional activities and business processes and monitor, measure and manage their businesses’ performance. These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning (“ERP”) applications. We also provide industry-specific applications (“ISA”) for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets.

F. 2

We are pursuing a strategy of market leadership in the business performance management (“BPM”) marketplace by offering a growing suite of BPM applications that allow customers to use their transactional data by undertaking analysis and creating reports that enable more informed decision-making at the operational and executive levels. By integrating our BPM products with various ERP applications, including several of our own ERP solutions, customers are able to use the information generated by such systems to manage their forecast and budget, monitor key success factors, and improve their operating performance.

In addition to the sale of software applications, we provide a broad range of professional services related to our software, including application hosting, consulting, implementation, and training.

We provide our software and services to approximately 18,500 customers worldwide, including many of the largest companies in the world. These companies and governmental bodies rely on our software applications for various aspects of their financial analysis and transactional and operational processing. Geac is headquartered in Markham, Ontario and employs approximately 2,200 people globally, with approximately 17% in sales and marketing, 46% in support and services, 22% in product development and 15% in general and administrative positions.

ECONOMIC AND MARKET ENVIRONMENT

Our business activity continues to be affected by the following general industry trends identified by our observations of competitive activities in the software marketplace, customer feedback and reports from industry analysts:

Industry Consolidation – We believe the software industry in general continues to consolidate and that the ERP sector in particular is a mature marketplace in many regions throughout the world. This consolidation has resulted in an environment in which we often compete with large, independent software vendors that offer diversified products and exert significant pricing pressure. To maintain and to improve our competitive position within the industry, we believe we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features and services, and to acquire or partner with businesses having offerings that expand and complement our own.

Integrated Business Solutions – Beyond simply meeting current business needs, we believe that customers desire integrated, end-to-end solutions that enable financial management of business processes throughout an organization. One of our strategic objectives is to continue to integrate our product offerings and to continue to transform Geac into a software company uniquely geared to optimizing the efficiency of each customer’s processes relating to its financial operations.

Return on Investment (“ROI”) – We strive to offer products and services that help our customers to improve the performance of their businesses by utilizing their existing ERP systems, thereby avoiding the high costs, and significant disruption, of replacing those systems. Businesses continue to face the economic challenges of managing expenses while growing revenue, but they must also minimize exposure to liability and ensure compliance with increasingly complex regulatory and reporting regimes, including the Sarbanes-Oxley Act of 2002, which increase the cost of operating a successful business. Our experience indicates that central to a customer’s purchasing decision is whether implementing a technology solution will meet the current business requirements, including regulatory compliance, while generating a prescribed payback. This payback is derived from reducing the administrative resources necessary to achieve compliance and value increased through efficiency and productivity. In order to be successful in this context, we will have to continue to deliver solutions that allow our customers to achieve a quantifiable ROI.

F. 3

GEAC GROWTH STRATEGY – INCREASING SOFTWARE LICENSE REVENUE

Our ability to produce new software license revenue from existing and new customers, particularly in growth markets like BPM, has played and will continue to play an important role in our growth strategy. New software license revenue is critical to our growth as it generates professional services revenue and ongoing support revenue. We believe that by continuing to “Build, Buy and Partner” to execute this strategy we may increase software license revenue growth and decrease support revenue attrition. As part of this effort, we continue to remain largely dependent on acquisitions to generate significant overall growth in revenue.

BUILD: ORGANIC GROWTH

We have identified the following key business drivers to facilitate organic growth:

Geac Performance Management – Geac Performance Management (“GPM”) is our integrated product suite that enables companies, whether users of our ERP systems or those of other providers, to manage data efficiently, accurately and on a timely basis to allow such data to be used effectively in making operational decisions. GPM currently consists of GPM Decision, a business intelligence tool; GPM Budgeting; GPM Compliance; GPM Expense Management; GPM Forecasting; GPM Financial Consolidation; GPM Process Management; and GPM Strategy Management. GPM’s more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results. While we continue to sell GPM products on a stand-alone basis to customers who use non-Geac ERP systems, in FY 2005 we successfully integrated GPM into several of our core ERP products, including Anael, Enterprise Server, SmartStream and System21, and sold these integrated products to many customers worldwide. This “umbrella strategy” has allowed customers to use our GPM products to retrieve transactional data generated by their ERP applications and to use the results to make informed decisions.

Product Expansion – We continue to develop new products and services and enhance our existing products and services as a means of increasing the depth and breadth of our product offerings. In FY 2005, we released the following products, among others: Geac Compliance Management 2.1, designed to address the remediation phase of Sarbanes-Oxley compliance; Geac Expense Management “Thin Client,” having full Web-enabled Travel Planning functionality; and SmartStream 7.0 and Vubis Smart 2.3, the latest versions of these applications. Overall sales of internally developed new products contributed significantly to our software license revenue growth in the fourth quarter of FY 2005. We also have continued to expand the geographic reach of certain of our existing products by adapting and introducing them into new regions. For example, in FY 2005 we launched Vubis Smart into the North American market and made our first sale of Geac Strategy Management in the Asia-Pacific region.

Support Revenue – Support revenue represented approximately 58.2% of our total revenue in FY 2005. In FY 2005 we were successful in maintaining the rate of revenue attrition of our legacy EAS business segment at a rate of less than 10% (excluding the effect of foreign currency exchange rates). Overall, the slight increase of 1.1% in support revenue in FY 2005 compared to FY 2004 was due to growth in GPM support revenue and the favorable impact of exchange rate fluctuations on support revenue, offset by attrition in our legacy EAS support revenue. We expect that support revenue will continue to decline as customers elect not to renew maintenance contracts. Revenue generated by the GPM product suite, as currently configured, represented approximately 16% of our total revenue in FY 2005, and even moderate growth in that revenue stream likely will be insufficient to fully offset the declining support revenue from our EAS businesses.

BUY: GROWTH THROUGH ACQUISITIONS

Given the relative sizes of the existing components of our business, we currently expect meaningful revenue growth will be dependent on acquisitions. We believe that if we successfully execute our growth strategy this dependency could diminish over time when the organic growth of a larger software license revenue stream outpaces the loss of revenue due to maintenance attrition and our planned reduction in hardware sales. We continue to pursue technologies and companies having complementary products that could drive growth through expansion of our client base or extensions of our product suite. Generally, we target acquisitions that, if successfully executed, could enhance our integrated offerings, and could be consolidated into and create synergies with, our existing businesses. This includes acquisitions targeted at expanding our GPM business to

F. 4

enable increased sales to existing and to net new customers, as well as acquisitions of other ERP vendors to expand the scope of our customer base and to allow us to enter into new markets. The manner in which we finance any such acquisition would be dependent on the specific opportunity at hand and the market conditions at the time of the acquisition. Many recent acquisitions in the software industry have occurred at valuations with multiples exceeding two times revenue, making it challenging for Geac to find acquisitions that are both strategic and accretive. However, our improved return on investments made in research and development, as evidenced by the increase in our fourth quarter FY 2005 software license revenue related to new products developed, may enable us to expand the justifiable horizons upon which we might value acquisitions.

PARTNER: STRENGTHENING RELATIONSHIPS

We believe that we need to increase significantly the breadth and depth of our partner relationships worldwide in order to be successful in executing our growth strategy. We continue to evaluate opportunities with various partners for distribution of our products worldwide and the associated implementation opportunities.

RESULTS OF OPERATIONS (1)

(all dollar figures in tables are presented in thousands of U.S. dollars)

	For the year ended April 30,
	2005	2004
Total revenue	$444,392	$445,272
Total cost of revenue	160,357	175,096
Gross profit	284,035	270,176
Operating Expenses	199,873	197,938
Earnings from operations	88,149	70,840
Net earnings	77,024	57,166
Gross profit margin	63.9%	60.7%
Earnings from operations margin	19.8%	15.9%
Diluted net earnings per common share	0.87	0.66

Total revenue for FY 2005 was $444.4 million, representing a slight decrease of 0.2%, or $0.9 million, compared to FY 2004. This decline was attributable principally to a $12.7 million decrease in hardware revenue as we continued to de-emphasize this lower margin business. Importantly, we experienced increases in software license revenue of $5.9 million, support revenue of $2.9 million, and services revenue of $3.1 million in each case as compared to FY 2004. As a percentage of total revenue, software license revenue increased from 14.6% in FY 2004 to 16.0% in FY 2005. While we achieved modest success in executing our strategy to increase software license revenue as a percentage of our total revenue mix, we recognize our continued challenge to generate overall growth from our GPM business and from certain of our legacy EAS businesses, to offset the continued support revenue attrition in our legacy businesses and declining hardware sales.

Comparing FY 2005 to FY 2004, gross profit increased 5.1%, or $13.9 million, net earnings increased 34.7%, or $19.9 million, and diluted earnings per share increased by $0.21 to $0.87. In FY 2005 our expenses were negatively impacted by the adoption of a restricted share unit plan (“RSU Plan”) which is discussed in further detail below in the “Operating Expenses” section of this MD&A. Our earnings were positively impacted by an effective tax rate of 12.6% in FY 2005 compared to 19.3% in FY 2004. The decrease in the effective tax rate for FY 2005 was predominantly due to the net release of reserves for tax filing positions due to a change in circumstances of $14.1 million, which is not expected to recur, compared to a release of reserves of $3.0 million in FY 2004. In addition, in FY 2005 there was a release of a valuation allowance against tax assets of $5.7 million.

We also increased our cash and cash equivalents and short-term investments by $75.7 million, resulting in a balance of $188.2 million as of April 30, 2005. Our overall focus continues to be on the growth of our software license sales from internally developed and acquired software products, while managing such growth profitably through the exercise of fiscal discipline.

(1) In the second quarter of FY 2004, we acquired Comshare Incorporated (“Comshare”), a leading provider of BPM software. Our FY 2005 results benefited from the inclusion of a full year of Comshare’s integrated financial operations, versus FY 2004 for which only approximately three quarters of such results were included. The results of the Comshare operations are reflected in our GPM business.

F. 5

Revenue

			Percentage of total revenue
	For the year ended April 30,		Year ended April 30,
	2005	2004	2005	2004
Software	$71,040	$65,190	16.0%	14.6%
Support	258,797	255,922	58.2%	57.5%
Services	102,150	99,097	23.0%	22.3%
Hardware	12,405	25,063	2.8%	5.6%
Total Revenue	$444,392	$445,272	100.0%	100.0%

Our total revenue was $444.4 million in FY 2005 compared to $445.3 million in FY 2004. Software license revenue increased 9.0%, or $5.9 million, support revenue increased 1.1%, or $2.9 million, and services revenue increased 3.1%, or $3.1 million. These increases were offset by a decline in hardware revenue of 50.5%, or $12.7 million, compared to FY 2004, as we continued to de-emphasize the lower margin hardware revenue across all of our businesses. Software license revenue in the fourth quarter of FY 2005 was $22.3 million, representing the highest quarterly software license revenue since the fourth quarter of FY 2000 and the largest contributor to our annual software license revenue growth, accounting for over 30% of the total software license revenue in the year.

The following table includes the year-over-year percentage change in revenue by geography between the change attributable to revenue using the same currency exchange rates for both fiscal years (constant dollars) and the change attributable to fluctuations in the value of the U.S. dollar for FY 2005 as compared to FY 2004:

	2005 over 2004
	Constant Dollars	Foreign Exchange	Net Change
Americas	-0.7%	0.3%	-0.3%
Europe	-7.0%	7.3%	0.3%
Asia	-6.7%	4.8%	-1.9%
Total	-3.8%	3.6%	-0.2%

Our total revenue of $444.4 million in FY 2005 declined by $16.8 million, or (3.8%), as compared to FY 2004, applying the same currency exchange rates for both fiscal years. However, such decline was offset by the positive impact of foreign exchange fluctuations of $15.9 million, or 3.6%, the vast majority of which was attributable to our European operations.

Revenue by Business Segment

	For the year ended April 30,		$ Change from fiscal	% Change from fiscal
	2005	2004	2004 to 2005	2004 to 2005
EAS
Software	$61,075	$54,826	$6,249	11.4%
Support	190,780	189,209	1,571	0.8%
Services	90,316	85,650	4,666	5.4%
Hardware	9,597	21,574	(11,977)	(55.5)%
Total Revenue	$351,768	$351,259	$509	0.1%

ISA
Software	$9,965	$10,364	$(399)	(3.8)%
Support	68,016	66,714	1,302	2.0%
Services	11,835	13,446	(1,611)	(12.0)%
Hardware	2,808	3,489	(681)	(19.5)%
Total Revenue	$92,624	$94,013	$(1,389)	(1.5)%

Total Revenue	$444,392	$445,272	$(880)	(0.2)%

F. 6

For FY 2005, we continued to manage and report our business in two major business segments: EAS and ISA. Our GPM products are reported as components of our EAS business segment; however, as we continue to integrate our GPM products into certain of our ISA products, our segmentation may evolve through the course of FY 2006.

In FY 2005, total revenue in the EAS segment increased 0.1%, or $0.5 million, to $351.8 million, compared to $351.3 million in FY 2004. The increase in total revenue for this period was attributable principally to an increase of 11.4%, or $6.2 million, in software license revenue, an increase of 0.8%, or $1.6 million, in support revenue, and an increase of 5.4%, or $4.7 million, in services revenue. These increases were offset by a decline in hardware revenue of 55.5%, or $12.0 million. In addition, our FY 2005 results have benefited from the inclusion of a full year of Comshare’s integrated financial operations, versus FY 2004 for which only approximately three quarters of such results were included.

The overall increase in EAS software license revenue in FY 2005 was attributable to increases in our GPM, RunTime, SmartStream, Anael, and System21 businesses, offset by a decline in our Enterprise Server business. The increase in support revenue was attributable to increases in our GPM, System21, Anael, and Runtime businesses, offset by declines in our Enterprise Server, NTC, and SmartStream businesses.

In FY 2005 we were successful in maintaining the rate of support revenue attrition of our legacy EAS business segment at less than 10% (excluding the effect of foreign currency exchange rates). We believe that this resulted in part from several new product releases and product integrations. Services revenue includes revenue derived from consulting, education and other professional services. The intended decline in low margin, resold hardware revenue occurred across all EAS businesses that previously reported hardware revenue.

In the fourth quarter of FY 2005, total revenue in the EAS segment increased 1.3%, or $1.2 million, to $93.7 million, compared to $92.5 million in the fourth quarter of FY 2004. The increase in total revenue for this period was attributable principally to an increase of 27.9%, or $4.3 million, in software license revenue, and an increase of 2.5%, or $0.6 million, in services revenue. These increases were offset by a decline of 4.9%, or $2.4 million, in support revenue, and a decline in hardware revenue of 35.1%, or $1.3 million.

The increase in software license revenue for the fourth quarter was attributable to increases in substantially all of our EAS businesses. The decline in support revenue was mainly attributable to the decline in our Enterprise Server business. The intended decline in low margin, resold hardware revenue occurred across all EAS businesses that previously reported hardware revenue.

EAS – Revenue Indicators

	Three months ended
	April 30, 2005	January 31, 2005	April 30, 2004
	($ in ‘000s)
Transactions greater than $150,000	38	28	23
Average transaction size greater than $150,000	$424	$352	$231

We saw an improvement in the EAS segment in both the average size of transactions over $150,000 and the number of customer contracts over $150,000, which increased in the fourth quarter of FY 2005 to 38 from 23 in the fourth quarter of FY 2004 and 28 in the third quarter of FY 2005. Of the customer contracts in the fourth quarter of FY 2005, there were 10 contracts greater than $500,000. While this success may be an indication of some improvement in the market and increasing recognition of our product offerings, we recognize the challenge of continuing this success as these larger transactions typically are characterized by competitive bidding situations, lengthy sales cycles and pricing pressure in a consolidating market.

Total revenue in FY 2005 in the ISA segment decreased 1.5%, or $1.4 million, to $92.6 million, compared to $94.0 million in the previous year. The decrease in revenue for this period was attributable to a decline of 3.8%, or $0.4 million, in software license revenue, a decline of 12.0%, or $1.6 million, in services revenue, and a decline of 19.5%, or $0.7 million, in hardware revenue, offset by an increase of 2.0%, or $1.3 million, in support revenue. The $1.4 million decline in ISA revenue during FY 2005 was

F. 7

attributable principally to declines in sales in the Commercial Systems and Local Government businesses, partially offset by increases in sales in the Interealty and Public Safety businesses.

Gross Profit

	Year ended April 30,
	2005	2004
Gross profit on software revenue	88.8%	88.2%
Gross profit on support and service	74.6%	72.6%
Gross profit on hardware revenue	21.6%	15.7%
Gross profit on total revenue	63.9%	60.7%

Gross profit increased in FY 2005 to $284.0 million, or 63.9% of total revenue, from $270.2 million, or 60.7% of total revenue, in FY 2004. This increase resulted from improved gross margins on each revenue line, reduced costs and the continued displacement of lower margin hardware revenue by higher margin software, support and services revenue. The improvement in the gross profit on software license revenue resulted from an increase in direct sales as a percentage of total sales. This improvement was achieved despite increases in software costs associated with royalty payments made in connection with the sale of certain of our products in which we incorporate third-party technology. The increase in the gross profit on support and services revenue was due to a decrease in personnel and personnel-related costs and our ongoing focus on improving the efficiency of our support and services infrastructure, partially offset by increases in third-party consulting costs and recoverable expenses. However, management continues to be uncertain as to whether we can maintain this gross profit level in future quarters as gross profit often is influenced by variables outside of our control. For example, it is difficult for us to predict the percentage of our direct sales versus channel sales and the impact of increases in the price of hardware and other costs and our ability to pass those increases to our customers.

In the fourth quarter of FY 2005 gross profit increased to $75.9 million, or 64.8% of total revenue, from $73.1 million, or 62.9% of total revenue in the fourth quarter of FY 2004. The increase resulted from an improvement in gross profit on software license revenue consistent with the factors that contributed to the improvement in gross profit on software license revenue for FY 2005 as described above.

Operating Expenses

Overall operating expenses increased 1.0%, or $2.0 million, to $199.9 million in FY 2005, compared to $197.9 million in FY 2004. As a percentage of total revenue, operating expenses increased from 44.5% in FY 2004 to 45.0% in FY 2005. The slight increase was due to increases in sales and marketing, and amortization of intangibles, as well as a lower recovery related to net restructuring and other unusual items, partially offset by a decrease in research and development and general and administrative expenses. Overall operating expenses in FY 2005 were affected by increases related to personnel, external consulting services, marketing costs, and stock-based compensation expenses (including expenses associated with our stock option plan, deferred share unit plan, and RSU Plan which was adopted in FY 2005 and more fully described below). These increases were offset by certain expenses incurred in FY 2004 that were not incurred to the same extent in FY 2005, including the cost of legal settlements, legal fees, bad debt expenses, and restructuring costs. In addition, our headcount decreased by approximately 100 employees worldwide, from approximately 2,300 employees at the end of FY 2004 to approximately 2,200 employees at the end of FY 2005.

In FY 2005, we adopted a RSU Plan to provide long-term, non-dilutive equity incentives to our management team and other key employees. Under the RSU Plan, eligible participants may be granted restricted share units (“RSUs”) that vest over time and/or when certain performance criteria are achieved. Upon vesting, participants receive common shares purchased by an independent trustee in the open market or a cash payment equal to the fair market value of the shares underlying the RSUs as of

F. 8

the vesting date. In FY 2005, our Board of Directors granted an aggregate of 1,358,250 RSUs, all of which, as of May 5, 2005, have been funded through open market purchases of the Corporation’s shares that are held in trust for the benefit of the RSU Plan participants. The cash used for these open market purchases was deducted from our cash position as recorded on our April 30, 2005 balance sheet. Our decision to issue RSUs as a means of attracting and retaining key employees (as an alternative to issuing dilutive stock options), coupled with the requirement to expense stock-based compensation per section 3870 of the Canadian Institute of Chartered Accountants Handbook (“the CICA Handbook”), has had a negative impact on our GAAP net earnings. In FY 2006, we expect the impact of expensing stock-based compensation to be approximately $9.9 million (as compared to $6.5 million in FY 2005 and $2.4 million in FY 2004).

	For the year ended April 30,		$ Change from fiscal	% Change from fiscal
	2005	2004	2004 to 2005	2004 to 2005
Sales and marketing	$78,086	$74,051	$4,035	5.4%
Research and development	57,878	58,805	(927)	(1.6)%
General and administrative	58,472	62,774	(4,302)	(6.9)%
Net restructuring and other unusual items	(3,724)	(5,281)	1,557	(29.5)%
Amortization of intangible assets	9,161	7,589	1,572	20.7%

Sales and Marketing – Sales and marketing expenses increased 5.4%, or $4.0 million, in FY 2005 compared to FY 2004. As a percentage of total revenue, sales and marketing expenses increased to 17.6% in FY 2005 from 16.6% in FY 2004. In the fourth quarter of FY 2005 sales and marketing expenses increased 15.6%, or $2.9 million, compared to the same period in the previous year. As a percentage of total revenue, sales and marketing expenses increased to 18.5% in the fourth quarter of FY 2005. The increase in expenses during the fourth quarter was largely attributable to our GPM business, which experienced changes in sales personnel and related costs, an increase in marketing costs, and an increase in stock-based compensation expenses related to our various equity incentive plans. Commissions and bonuses associated with the achievement of software revenue targets in certain EAS businesses also increased. Overall, the number of sales personnel remained constant in FY 2005. However, there was a shift of resources amongst the various businesses to right-size areas we view as having a likelihood of software license revenue growth opportunities. We continue to invest in sales personnel who are focused on obtaining new customers and generating software license revenue growth. However, any benefits derived from hiring such sales personnel likely will occur following a transition period which is expected to last approximately nine months from the date of hiring. In the future, we expect sales and marketing expenses to continue to increase as a percentage of total revenue as we focus on efforts to generate new software license revenue. Our sales and marketing expenses are generally fixed, and any increase in such expenses will have a disproportionate adverse affect on our net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue. In addition, due to lengthy sales cycles, the delay associated with reaping the benefits of new sales personnel, and unpredictability in assessing the effectiveness of various marketing initiatives, our continued investment in sales and marketing may not always correlate with the generation of new license revenue growth.

Research and Development – Research and development expenses decreased 1.6%, or $0.9 million, in FY 2005 compared to FY 2004. As a percentage of total revenue, research and development expense decreased from 13.2% in FY 2004 to 13.0% in FY 2005. The decrease from the prior year reflects personnel reductions in this area and lower personnel-related costs resulting from decreased development requirements in various product areas and savings realized through offshore outsourcing arrangements. In the fourth quarter of FY 2005 research and development expenses increased 5.1%, or $0.7 million, compared to the same period in the previous year. The increase was attributable mainly to additional consulting costs related to certain products in the quarter, and an increase in stock-based compensation expenses related to our various equity incentive plans. Overall, the number of development personnel declined in FY 2005, and we redistributed resources among our various businesses so as to better align resources with areas of anticipated product revenue growth. In the future, we expect our research and development expense to increase as we continue to invest in internal product development to enhance and integrate further our suite of products.

F. 9

We currently do not have any capitalized software development costs. Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Capitalized costs would be amortized over the estimated benefit period of the software developed. No costs were deferred in FY 2005 as most projects did not meet the criteria for deferral and, for those projects that met these criteria, the period between achieving technological feasibility and the completion of software development was minimal, and the associated costs immaterial.

General and Administrative – General and administrative expenses decreased 6.9%, or $4.3 million, to $58.5 million, in FY 2005 from $62.8 million in FY 2004. As a percentage of total revenue, general and administrative expenses decreased from 14.1% in FY 2004 to 13.2% in FY 2005. This decrease was mainly attributable to expenses incurred in FY 2004 related to legal settlements, legal fees, and bad debt expenses, which were not incurred to the same extent during FY 2005. The improvement in bad debt expenses was due to better cash collections in FY 2005 and the release of reserves previously provided for in FY 2004 that were no longer required in FY 2005. The decrease was partially offset by increases in administrative personnel and accompanying personnel-related costs, stock-based compensation expenses related to our various equity incentive plans, and internal and external costs associated with our ongoing compliance with corporate governance regulations and requirements. We expect the trend of increased costs related to regulatory compliance to continue in the future. In the fourth quarter of FY 2005, general and administrative expenses were $17.1 million, or 14.6% of total revenue, compared to $14.8 million, or 12.7% of total revenue, in the fourth quarter of FY 2004. The increase in the quarter was predominantly due to costs associated with analyzing potential acquisitions, consulting costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOXA 404”), and stock-based compensation expenses.

Net Restructuring and Other Unusual Items – In FY 2005 we recorded a recovery of $3.7 million in net restructuring and other unusual items. This recovery was attributable in part to the release of facility and acquisition reserves related to our European-based businesses of $1.8 million. The facility reserves were determined to be no longer required due to negotiated settlements of existing leases which will relieve us of certain future cash rental payments. The remaining reserves were released to adjust the accruals to match the current estimates of amounts required. The recovery also was affected by the settlement of a loan due from a former officer of the company. The loan was provided for in prior years due to the uncertainty of collection, but in the fourth quarter of FY 2005 we reached a settlement on the amount owing, which resulted in a net recovery of $1.6 million.

Net restructuring and other unusual items in FY 2004 yielded a recovery of $5.3 million. The net recovery for the year included $7.0 million in the release of reserves relating to, among other things, severance, facilities and litigation that were set up in prior years but were no longer required. Also included in the net restructuring and other unusual items was a gain of $0.2 million resulting from the sale of assets associated with our Northern Ontario NTC division. These amounts were partially offset by charges of $0.8 million relating to new information obtained on a lease obligation, $0.5 million for severance costs related to the restructuring of our business in North America, and $0.6 million for a pension liability relating to our French operations.

Amortization of Intangible Assets – Amortization of intangible assets was $9.2 million in FY 2005 compared to $7.6 million in FY 2004. This increase was attributable to the amortization of intangible assets acquired in the Comshare acquisition. Our FY 2005 results included a full year of amortization related to Comshare operations, versus FY 2004 for which only approximately three quarters of such amounts were included.

Interest Income – Interest income was $3.3 million in FY 2005 compared to $1.3 million in the previous year. The increase in interest income was primarily a result of higher average cash balances, higher interest rates, and more effective cash management in FY 2005 compared to the previous year.

Interest Expense – Interest expense was $1.6 million in FY 2005 compared to $1.3 million in the previous year. This increase was primarily attributable to the amortization of financing costs related to the $50.0 million credit facility obtained in second quarter of FY 2004.

F. 10

Other Income (Expense) – Other income in FY 2005 was $2.3 million compared to other expense of $1.4 million in FY 2004. The increase in other income was primarily attributable to a net gain on foreign exchange due to the continued strengthening of the British Pound Sterling and the Euro against the U.S. Dollar, as well as foreign exchange gains from the rationalization of certain of our legal entities during the year.

Income Taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our tax rate is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses. In FY 2005 the provision for income taxes was $11.1 million, compared to $13.7 million in FY 2004. The effective tax rate for FY 2005 was 12.6 % compared to 19.3 % for FY 2004. Based on the current facts and circumstances, we anticipate that our effective tax rate will fluctuate quarter to quarter throughout FY 2006 and will not benefit from certain of the non-recurring tax items witnessed in FY 2004 and FY 2005.

The decrease in the effective rate for FY 2005 was predominantly due to the net release of reserves for tax filing positions due to a change in circumstances of $14.1 million compared to a release of reserve of $3.0 million for FY 2004. In addition, in FY 2005 there was a release of a valuation allowance of $5.7 million against tax assets.

The release of $14.1 million of reserves during the year was a non-cash benefit to the Company this year. This release was an unusual event that is not anticipated to occur regularly on a quarterly basis. Reserves are set up when they can be reasonably estimated, and it is probable that a taxing authority will disagree with a tax position that will result in taxes being paid. In addition, valuation allowances are set up where the recovery of a deferred tax asset is not likely.

In the fourth quarter of FY 2005 we had a provision for income taxes of $5.6 million, compared to a provision for income taxes of $0.9 million in the corresponding period of FY 2004. The effective tax rate for the fourth quarter of FY 2005 was 23.2%, compared to 3.7% in the fourth quarter of FY 2004.

The increase in the effective rate for the fourth quarter ended April 30, 2005 from the corresponding period ended April 30, 2004 was predominantly due to the release of additional valuation allowances in the amount of $1.8 million during the fourth quarter of FY 2004 in excess of the release of valuation allowances during the fourth quarter of FY 2005.

Net Earnings – Net earnings increased 34.7%, or $19.9 million, to $77.0 million, or $0.87 per diluted share, in FY 2005, compared to $57.2 million, or $0.66 per diluted share, in FY 2004. Net earnings were positively impacted by a non-recurring tax benefit primarily related to release of reserves in the third quarter of FY 2005, and a valuation allowance release in the fourth quarter of FY 2005.

Net earnings decreased 21.6%, or $5.1 million, from $23.8 million, or $0.27 per diluted share, in the fourth quarter of FY 2004, to $18.6 million, or $0.21 per diluted share in the fourth quarter of FY 2005. Net earnings were negatively impacted by the increase in the effective tax rate in the fourth quarter of FY 2005 compared to the fourth quarter of FY 2004, as well as the increase in expenses.

Many of our businesses are organized geographically so that many of our expenses are incurred in the same currency as our revenue, which mitigates our exposure to currency fluctuations related to operations. Compared to FY 2004, currency fluctuations (primarily attributable to the continued strengthening of the Euro and British Pound Sterling against the U.S. Dollar) had the effect of increasing net earnings by $1.8 million in FY 2005. The increase in net earnings during the year was impacted by a foreign exchange gain on revenue of $15.9 million, offset by a foreign exchange loss on expenses of $14.1 million. For the fourth quarter of FY 2005, currency fluctuations had the effect of increasing net earnings by $0.5 million, increasing revenue by $3.4 million and increasing expenses by $2.9 million.

F. 11

For FY 2005, earnings before interest, other income, income taxes, depreciation and amortization (“EBITDA”2) increased to 22.5% of total revenue, compared to 19.7% of total revenue for FY 2004. Our ADJUSTED EBITDA was $106.7 million for FY 2005 compared to $90.1 million for FY 2004.

The following table reconciles EBITDA and ADJUSTED EBITDA:

	Year Ended April 30,
	FY 2005	FY 2004	FY 2003

Canadian GAAP based “Total revenue”	$444,392	$445,272	$408,477

Canadian GAAP based “Net earnings”	$77,024	$57,166	$31,871

Add back:
Income taxes	11,125	13,674	21,343
Interest income	(3,318)	(1,265)	(1,327)
Interest expense	1,583	1,289	482
Other (income) expense, net	(2,252)	1,374	1,814
Amortization of intangible assets	9,161	7,589	1,085
Amortization of deferred financing costs	943	607	—
Depreciation of property, plant and equipment	5,930	7,243	10,436

EBITDA	$100,196	$87,677	$65,704

EBITDA as a percentage of total revenue	22.5%	19.7%	16.1%

Add back:
Stock-based compensation	6,527	2,385	—

ADJUSTED EBITDA	$106,723	$90,062	$65,704

(2) It is important to note that EBITDA and ADJUSTED EBITDA are not a measure of performance under Canadian or U.S. GAAP. EBITDA and ADJUSTED EBIT-DA should not be considered in isolation as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP, nor a measure of operating performance or profitability. EBITDA and ADJUSTED EBITDA do not have a standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. The Company uses EBITDA and ADJUSTED EBITDA because we believe they provide useful information to investors, since they allow investors to evaluate the operational and financial performance of the Company’s core business.

F. 12

SUMMARY OF QUARTERLY RESULTS

The following table sets forth in summary form the unaudited consolidated statements of earnings for each of our most recently completed eight fiscal quarters. This data was derived from our unaudited consolidated statements of earnings that were prepared on the same basis as the annual audited consolidated statements of earnings and, in our view, include all adjustments reasonably necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2005 and FY 2004. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

Condensed Consolidated Quarterly Statements of Earnings

(in thousands of U.S. dollars, except per share data)

	2004				2005
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Total revenues	$101,525	$111,467	$116,175	$116,105	$106,868	$106,430	$113,890	$117,204
Cost of revenues	40,836	45,227	45,991	43,042	37,471	38,755	42,840	41,291
Gross profit	60,689	66,240	70,184	73,063	69,397	67,675	71,050	75,913
Operating expenses	46,528	50,837	51,901	48,672	48,825	47,237	49,544	54,267
Earnings from operations	14,161	15,403	18,283	24,391	20,572	20,438	21,506	21,646
Net earnings	9,367	10,264	13,755	23,780	13,512	15,204	29,670	18,638
Basic EPS	0.11	0.12	0.16	0.28	0.16	0.18	0.35	0.22
Diluted EPS	0.11	0.12	0.16	0.27	0.15	0.17	0.34	0.21

Note:  Some of the amounts have been restated to reflect the adoption of new accounting standards, see “note 2 of the April 30, 2005 audited financial statements.”

LIQUIDITY AND FINANCIAL CONDITION

	As at April 30,	As at April 30,
	2005	2004(1)	$ Change

Cash and cash equivalents and short-term investments	$188,242	$112,550	$75,692
Current assets	266,425	192,166	74,259
Total assets	466,166	406,903	59,263
Current liabilities	209,399	232,547	(23,148)
Long-term liabilities	36,469	38,285	(1,816)
Total shareholders’ equity	220,298	136,071	84,227

At April 30, 2005, cash and cash equivalents and short-term investments increased $75.7 million to $188.2 million, compared to $112.6 million at April 30, 2004. Total assets increased $59.3 million from $406.9 million at April 30, 2004 to $466.2 million at April 30, 2005. The increase in total assets was primarily due to the increase in cash generated throughout our business, increase in future tax assets, and an increase in restricted cash due to funds transferred to the independent trust to purchase shares in connection with the RSU Plan prior to April 30, 2005 that did not settle until May 5, 2005. This increase was partially offset by a decrease in intangible assets resulting from the amortization of intangibles in the period, and a decrease in goodwill that resulted due to release of valuation allowances in connection with the acquisition of Comshare and Extensity. The net

(1) We have adjusted our consolidated balance sheet as at April 30, 2004, and our consolidated statement of cash flows for the year ended April 30, 2004. In February 2005, we determined that our previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of our intent to liquidate them within a 60-day period; however, the original maturities of the securities exceeded 90 days. The adjustments to our consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500. In addition, adjustments to our consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. These reclassifications had no impact on our results of operations.

As of August 1, 2004 we no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

F. 13

increase in future tax assets of $5.9 million encompassing a utilization of future tax assets of $20.6 million offset the net change in valuation allowance of $26.5 million. This change in the valuation allowance was primarily due to a release of valuation allowance of $18.7 million in connection with the acquisitions of Comshare and Extensity that resulted in a corresponding decrease in the goodwill associated with these acquisitions.

Current liabilities decreased by $23.1 million from $232.5 million at April 30, 2004, to $209.4 million at April 30, 2005. This decrease primarily resulted from a reduction in accounts payable and accrued liabilities, income taxes payable and deferred revenue. The decrease in accounts payable and accrued liabilities was attributable primarily to the payment of legal settlements of approximately $4.2 million which were included in the FY 2004 accruals, as well as the release of previously accrued facility and restructuring reserves that were either no longer required as a result of a change in circumstances, or drawn down from scheduled payments. This was partially offset by the increase in bonus and commission accruals related to FY 2005 sales target and other objectives. The decrease in income taxes payable was due to the release of reserves made in previous years that are no longer required due to changes in circumstances. Deferred revenue is primarily composed of deferred support revenue, which is recognized ratably over the term of the related maintenance agreement, normally one year, deferred professional services revenue, which is recognized as such services are performed, and deferred software license revenue, which is recognized when the “GAAP” criteria for revenue recognition have been met. The decrease in deferred revenue in FY 2005 reflects continued maintenance attrition in our EAS legacy businesses, partially offset by the increase in deferred support and software license revenue related to new software license sales.

Net Changes in Cash Flow

	Twelve months ended April 30,
	2005	2004(1)	$ Change

Net cash provided by operating activities	$79,956	$66,586	$13,370
Net cash provided by (used in) investing activities	17,236	(48,285)	65,521
Net cash used in financing activities	(1,479)	(2,796)	1,317
Effect of exchange rate changes on cash and cash equivalents	6,479	726	5,753
Net increase in cash and cash equivalents	102,192	16,231	85,961

The improvement in net cash provided by operating activities for FY 2005 was primarily attributable to higher net earnings, along with improvements in accounts receivable, accounts payable and accrued liabilities, tax related items and a decrease in restructuring reserves, offset by the decrease in deferred revenue due predominantly to attrition in our legacy EAS business and consistent with the seasonal nature of our business.

There was an improvement in net cash provided by investing activities in FY 2005 as we did not consummate an acquisition in FY 2005, whereas we did acquire Comshare in FY 2004 for $39.1 million. We also had a net change in short-term investments and a decline in the purchase of property and equipment. An increase in restricted cash due to funds transferred to an independent trust to purchase our common shares to be held in trust in connection with previously granted RSUs also contributed significantly to this improvement.

The improvement in net cash used by financing activities for FY 2005 was attributable to financing costs incurred in FY 2004 related to our credit facility (which were not incurred in FY 2005), the increase in cash proceeds from the exercise of stock options, and a decrease in long-term debt repayments. This improvement was partially offset by the funding of an independent trust to make open market purchases of our shares to be held in trust in connection with RSUs granted in FY 2005.

(1) We have adjusted our consolidated balance sheet as at April 30, 2004, and our consolidated statement of cash flows for the year ended April 30, 2004. In February 2005, we determined that our previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of our intent to liquidate them within a 60-day period; however, the original maturities of the securities exceeded 90 days. The adjustments to our consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500. In addition, adjustments to our consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. These reclassifications had no impact on our results of operations.

As of August 1, 2004 we no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

F. 14

CAPITAL RESOURCES AND COMMITMENTS

We obtained a credit facility in the second quarter of FY 2004 that is collateralized by substantially all of our assets including the assets of certain of our Canadian and U.S. subsidiaries. Certain other subsidiaries also guarantee this facility. The facility is available for our working capital needs and other general corporate purposes and for the needs of our subsidiaries that are parties to the facility agreement. As of April 30, 2005, $2.2 million of the $5.0 million letter of credit sub-facility had been utilized, and the remaining $47.8 million of the $50.0 million revolving line of credit was available for future cash needs.

We have not entered into off-balance sheet financing as a general practice. Except for operating leases, uncollateralized bank guarantees and uncollateralized letters of credit, all of our commitments are reflected on our balance sheets. Commitments include operating leases for office equipment and facilities, letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, in each case primarily in connection with facility leases and contracts with public sector customers. We do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a significant effect on our assets and liabilities as at April 30, 2005.

The following table summarizes our outstanding cash commitments as of April 30, 2005.

	Payments due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating leases	$48,584	$15,100	$17,165	$8,611	$7,708
Capital leases	5,054	424	953	1,113	2,564
Employee future benefit payments	50,632	637	1,354	1,568	47,073
Total outstanding cash commitments	$104,270	$16,161	$19,472	$11,292	$57,345

FOREIGN CURRENCY RISK

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings. Currently, we do not engage in the use of hedging techniques to mitigate such currency risks; however we are assessing various hedging strategies and may make use of such financial instruments in the future. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

CRITICAL ACCOUNTING ESTIMATES

GENERAL

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements. We have not changed our accounting policies or initially adopted new or different accounting policies during or since FY 2005. However, certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is

F. 15

made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition – Revenue consists primarily of software license fees, maintenance fees, and professional service fees. Support and service revenue is comprised of professional services revenue from consulting, implementation and training services related to our products and maintenance and technical support subscriptions, which also includes unspecified software upgrades and enhancements. We recognize revenue in accordance with the current rules Canadian GAAP. Revenue recognition requirements are very complex and are affected by interpretations of the rules and industry practices, both of which are subject to change. We follow specific and detailed guidelines in measuring revenue; however, certain judgments and current interpretations of rules and guidelines affect the application of our revenue recognition policy.

Software license revenue is comprised of license fees charged for the use of our products licensed under single-year, multiple-year or perpetual arrangements in which the fair value of the license fee is separately determinable from maintenance and/or professional service fees. For license arrangements that do not require significant modifications or customization of the software, we recognize software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable.

One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time that the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists, we use the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and, for maintenance services, may additionally be measured by the renewal rate. We are required to exercise judgment in determining whether VSOE exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we recognize in a particular period.

Maintenance revenue consists of fees charged for customer support on our software products post-delivery, which are determinable based upon VSOE of the fair value. Maintenance fee arrangements include ongoing customer support and rights to unspecified product updates “if and when available.” Customer payments for maintenance are generally received in advance and are non-refundable. Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

Professional service revenue consists of fees charged for product training and consulting and implementation services, which are determinable based upon VSOE of the fair value. When license arrangements include maintenance and professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance or acceptance of the services, (3) the services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered services and maintenance. We use VSOE of fair value for the services and maintenance to account for an arrangement using the residual method, regardless of any separately stated prices within the contract for each element. Revenue for services is recognized as the services are performed. VSOE of fair value of professional services is based upon the average hourly rate charged when such services are sold separately. When we enter into contracts to provide services only, revenue is recognized as the services are performed. Fixed price professional services

F. 16

contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of any agreed upon milestones. In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone.

Revenue from fixed price professional service contracts is recognized on a proportional performance basis, which requires us to make estimates and is subject to risks and uncertainties inherent in projecting future events. A number of internal and external factors can affect our estimates, including the nature of the services being performed, the complexity of the customer’s environment and the utilization and efficiency of our professional services employees. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when we receive final acceptance from the customer.

For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. To date, we have had no contracts accounted for using the percentage of completion method.

Valuation of Identifiable Goodwill and Other Intangible Assets – We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value assigned to the net identifiable tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired.

Goodwill is tested for impairment at the “reporting unit level” (“reporting unit”) in accordance with the CICA Handbook Section 3062, “Goodwill and Other Intangible Assets.” A “reporting unit” is a group or business for which discrete financial information is available and that have similar economic characteristics. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the cash flow method and is based on a discounted future cash flow approach that utilizes estimates for the reporting units that include the following: revenue, based on expected growth rates; estimated costs; and appropriate discount rates. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected discounted cash flows. Should different conditions prevail, material write-downs of goodwill could occur.

We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

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Accounting for Income Taxes – Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

We record a valuation allowance to reduce our future tax assets recorded on our balance sheet to the amount of future tax benefit that is more likely than not to be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional future tax assets that may not be realizable. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income reflected in our consolidated statement of operations in the period in which such determination is made.

Restructuring – We have accrued restructuring charges in connection with lease commitments for the various facilities that we have vacated, net of estimated projected sublease income. In accounting for these accruals, we have made assumptions based on current market conditions in the various areas where we have vacant space, and these assumptions necessarily entail a high level of management judgment. These market conditions will often fluctuate greatly due to such factors as changes in property occupancy rates, rental prices charged for comparable properties and general economic conditions. These changes could materially affect our accrual. If, in future periods, it is determined that we have over-accrued restructuring charges for the consolidation of facilities, the reversal of such over-accrual would have a favorable impact on our financial statements in the period during which this was determined and would be recorded as a credit to restructuring costs. Conversely, if it is determined that our accrual is insufficient, an additional charge would have an unfavorable impact on our financial statements in the period this was determined.

Accounts Receivable – We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record specific bad debt reserves to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debts on a small portion of all other customer balances based on a variety of factors, including the length of time that the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. As of April 30, 2005 our allowance for doubtful accounts was $5.8 million.

Contingencies – We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in determining whether a loss is probable and, if so, whether an exposure is reasonably estimable. Because of the uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

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RECENT ACCOUNTING PRONOUNCEMENTS

Canadian GAAP

Consolidation of Variable Interest Entities – In June 2003, the CICA issued Accounting Guideline No. 15 (“AcG-15”), Consolidation of Variable Interest Entities. AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities that have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline was effective for our interim period beginning February 1, 2005. Since we did not and do not currently hold any variable interests, the adoption of AcG-15 did not have a material impact on our consolidated financial position, results of operations and cash flows.

Financial Instruments, Comprehensive Income, Hedges – On January 27, 2005, the Accounting Standards Board issued CICA Handbook section 1530 Comprehensive Income (“Section 1530”), Handbook Section 3855 Financial Instruments – Recognition and Measurement (“Section 3855”) and Handbook section 3865 Hedges (“Section 3865”). Section 3855 expands on CICA handbook section 3860 Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how instrument gains and losses are to be presented. Section 3865-Hedges is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for us beginning May 1, 2007. We are currently evaluating the impact of these standards on our consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment – In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, we will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

We adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures in the notes to the consolidated financial statements. Under SFAS 123R, we must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

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In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. We are still evaluating the requirements of SFAS 123R and SAB 107 and expect that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets – In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets-An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and we will be required to adopt it in the second quarter of fiscal 2006, beginning on August 1, 2005. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

RISKS AND UNCERTAINTIES

We operate in a dynamic and rapidly changing environment and industry, which exposes us to numerous risks and uncertainties. The following section describes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not described below or not presently known to us may also affect our business, financial condition or results of operations. If any of these risks occurs, our business, financial condition, or results of operations could be seriously harmed. You should understand that the sole purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have a favorable impact on the Company’s results. This section should be read in conjunction with the audited Consolidated Financial Statements for the year ended April 30, 2005 and Notes thereto, and the other parts of this MD&A.

We have had losses in the past and may not maintain our current profitability in the future. The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

We generated net earnings of $77.0 million for the year ended April 30, 2005. Although we had net earnings for the past four fiscal years, we had a net loss of $169.4 million for the year ended April 30, 2001. In the past, our losses have resulted principally from costs incurred to realign our global operations and our conclusion that the goodwill and other intangibles we carried on our consolidated balance sheet was impaired. Although we have been operating profitably since FY 2002, we expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability. We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods. If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect our business.

In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

Although no such write-downs or charges were required during FY 2004 or FY 2005, we periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and we could write-down a portion of our intangible assets

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and goodwill as part of any such future review. We also periodically review opportunities to organize operations more efficiently, and may record further restructuring charges in connection with any such reorganization. Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

Our revenues and operating results fluctuate significantly from quarter to quarter. Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season. These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

•         the timing of significant orders, and delivery and implementation of our products;

•         the gain or loss of any significant customer;

•         the number, timing and significance of new product announcements and releases by us or our competitors;

•         our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

•         order cancellations and shipment rescheduling delays;

•         patterns of capital spending and changes in budgeting cycles by our customers;

•         market acceptance of new and enhanced versions of our products;

•         changes in the pricing and the mix of products and services that we sell and that our customers demand;

•         the demand for our products and the market conditions for technology spending;

•         seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

•         the level of product and price competition;

•         the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

•         the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

•         the timing of any acquisitions and related costs;

•         changes in personnel and related costs; and

•         legal proceedings in the normal course of business.

In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control. The sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall. As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict our future performance.

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We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition. Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us. Customer attrition occurs for a variety of reasons, including a customer’s decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

To date, we have experienced relatively predictable and stable customer attrition. We have been able to replace portions of revenue lost through attrition with new revenue from maintenance and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability of competitors’ products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher-than-expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

We believe, based on feedback from our industry and internal analysis, that our future success depends upon our ability to make additional worthwhile acquisitions such as our acquisitions of Extensity and Comshare to offset the effect of customer attrition. We cannot be certain that we will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices. Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms. If we are unable to find and consummate additional worthwhile acquisitions, it is likely that our revenues and stock price will decline due to the adverse impact this would have on our ability to grow our business and offset the effect of customer attrition. Many recent transactions in the software industry in general, and the BPM segment in particular, have occurred at valuations with multiples exceeding two times revenue. Consequently, identifying suitable acquisition targets has become increasingly difficult and this has impaired our ability to execute accretive acquisitions, given Geac’s own enterprise value to revenue ratio. When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring. In addition, to achieve desired growth rates as we become larger, we are likely to focus more heavily on larger companies for acquisition and continue to target public companies as potential acquisition candidates. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Any inability on our part to integrate successfully other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

We are frequently in formal or informal discussions with potential acquisition candidates and may acquire, or make large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services. Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management’s attention from, and disruption of, our ongoing business; failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from acquired businesses; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

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Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; and unanticipated costs or liabilities. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers. As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services vary substantially from contract to contract and from customer to customer. The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations. We may experience delays over which we have no control and which further extend that period. During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss. Any significant or ongoing failure ultimately to achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuate rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and may reduce our gross profits, profitability and market share.

We depend upon the capital spending budgets of our customers. World and regional economic conditions have, in the past, adversely affected our licensing and support revenue. The continued weakness in our revenues from sales of new licenses of our enterprise applications systems appears to be consistent with the experience of other participants in our industry. If economic or other conditions reduce our customers’ capital spending levels, our business, results of operations and financial condition may be adversely affected. There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending. Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, our sales data and industry observations indicate that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

In addition, the purchase and implementation of our products can constitute a major portion of our customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Continuation of the current economic circumstances or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows. In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

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We face significant competition from other providers of enterprise application software and systems, which may reduce our market, share or limit the prices we can charge for our systems and services.

The enterprise software market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle, Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, SAP, SSA Global, Infor and Intentia, and many other suppliers selling to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services, such as those offered by us, weakens. To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features, and services. In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications. Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service their software.

We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to or better than that of our products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and support revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do. The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do. Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; industry-specific expertise; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. Not all of our existing products compete equally well with respect to each of these factors. To the extent that we conclude that one or more of our existing products are unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product. This could result in customer dissatisfaction, increased customer attrition rates and a decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

Our experience indicates that there is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments. This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do. As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify. Industry participants with a broader range of product offerings may be better able to

F. 24

meet customers’ needs and win new business. In addition, as a result of this trend, customers’ buying patterns may be impacted. The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced. To the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

If we consummate new acquisitions, resulting growth may place significant demands on our management resources and operational infrastructure. Any failure to manage this growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

In the past, we experienced substantial growth, primarily through acquisitions, which significantly expanded our operations. We made 33 acquisitions between May 1, 1996 and August 31, 2003, and we plan to continue to make acquisitions in the future. Growth and expansion resulting from future acquisitions may place a significant demand on our management resources. To manage post-acquisition growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to retain, integrate, motivate and manage the employees who manage our operations following an acquisition. We may not be able to manage such expansion effectively and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses. Any such decline in profitability could adversely impact the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

We have in the past divested, and may in the future consider divesting, certain portions of our business. Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period. In addition, we face the risk that we may be unable to retain qualified personnel within that business division during this period. These risks could prevent us from successfully completing on favorable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions that we are considering for divestiture. Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2005 and FY 2004. Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2005 and FY 2004. Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency. To date, we have not used forward, exchange contracts to hedge exposures denominated in non-U.S. currencies or any other derivative financial instrument for trading, hedging, or speculative purposes.

Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. In addition, fluctuations in exchange rates could affect the pricing of our products and negatively influence customer demand. Additional risks we face in conducting business internationally include: longer payment cycles and difficulties in managing international operations (including constraints associated with local laws regarding employment, difficulty in enforcing our agreements through foreign legal systems, problems in collecting accounts receivable, complex international tax and financial reporting compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade).

F. 25

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and impairment of our operating results.

Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows. Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year-end budget cycles. Most of our maintenance contract renewals occur on a calendar-year basis. Accordingly, cash receipts from maintenance contract renewals are usually highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse. Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season. Our operating expenses are generally fixed, and any increase in such expenses will have a disproportionate adverse affect on our gross margins and net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue.

Impact of geopolitical and other global or local events may have a significant effect on our operations.

Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel. In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected. The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers. Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition. In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks. Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

We depend on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave our employment. In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Any such new hire may require a significant transition period prior to making a meaningful contribution to the Company. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

Our future growth depends, in part, upon our ability to develop new products and to improve existing products. Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers. If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

Our future success largely depends on the continued efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly benefit us. Although we have employment and non-competition agreements with members of our

F. 26

senior management team, we cannot assure you that they or our other key employees will all choose to remain employed by us. If we lose the services of one, or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed. We do not maintain key-man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of our products are difficult to estimate. While we believe some of our products may be nearing the end of their product life cycles, we cannot estimate the decline in demand from our customer of maintenance and support related to these products. Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize. Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition. We may be unable to respond on a timely basis to the changing needs of our customer base, and the new applications we design for our customers may prove to be ineffective. Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry. Our software products must remain compatible with evolving computer hardware and software platforms and operating environments. We cannot assure you that we will be successful in these efforts. In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments. If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

As a part of our business strategy, we have formed, and intend to continue to form, collaborative relationships with other leading companies to increase new license revenue. Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies. We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products. Such parties may also be acquired by our competitors to terminate our relationship or they may experience financial or other difficulties that lessen their value to us and to our customers. Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third-party technology incorporated in our products, and, if so, impaired relations with these third parties, errors in their technology, or their inability to enhance the technology over time could harm our business.

We incorporate third-party technology into our products. Currently, the third-party providers include, without limitation: IBM, Impromptu, FRx, Jacada, Brio, Apache Foundation, Microsoft, Lombardi, IBI, Pervasive, BEA Systems, DataMirror, Business Objects and Sun Microsystems. We may incorporate additional third-party technology into our products as we continue to develop our existing products and expand our product lines. The operation of our products could be impaired if errors occur in the third-party technology that we license. It is more difficult for us to correct errors in third-party technology because the technology is not

F. 27

within our control. Accordingly, our business may be adversely affected in the event of errors in this technology. Furthermore, it may be difficult for us to replace any third-party technology if a vendor seeks to terminate our license to use the technology.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights. Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our technology, if required, may be difficult, time-consuming, and costly. Our means of protecting our technology may be inadequate.

Third parties may apply for patent protection for processes that are the same as, or similar to, our processes, or for products that use the same or similar processes as our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary. Third parties may also independently develop similar or superior technology without violating our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of Canada and the United States.

Trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks. Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including the inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

If our customers demand performance guarantees, the costs and risks associated with offering our products and services will increase.

We and our competitors are being requested, with increasing frequency, to provide specific performance guarantees with respect to the functionality of certain aspects of our software. Similarly, we have been requested to quote fixed-price bids for professional services. These requests present risks, because no two implementations of our software are identical, and therefore we cannot accurately predict precisely what will be required to meet these performance standards. If this trend continues, our profitability may be affected if we are required to spend more to meet our commitments.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these

F. 28

circumstances, we may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products. Such publicity could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by us. The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers. Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services. We have in the past been, and may in the future continue to be, subject to these kinds of claims. Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, Extensity products, and Interealty business are dependent on the uninterrupted operation of our data centers. Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

The hosting services offered by our AppCare remote application management service, Extensity products, portions of our Anael, Local Government businesses and Interealty business depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of our data centers were to become inoperable for an extended period, we might be unable to provide our customers with contracted services. Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed. As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business. In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using our Web-hosted products to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt new regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that new legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally and reduce demand for our products and services.

F. 29

Our shareholder protection rights plan may discourage take-over attempts.

We have adopted a shareholder protection rights plan pursuant to which one right for each Geac common share has been issued. The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares on a basis that would have the effect of diluting the interests of potential acquirers. The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Extensity, a company we acquired in March 2003, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

Extensity, a company we acquired in March 2003, is subject to a class action suit which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which would be funded by the issuers’ insurers. On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement. If the settlement is not finally approved, this action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

• we are required to accept extended payment terms;

• the transaction involves contingent payment terms or fees;

• the transaction involves acceptance criteria or there are identified product-related issues; or

• license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to additional tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we strive to ensure that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

We also have exposure to additional non-income tax liabilities. We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes.

F. 30

Terrorist attacks or hostilities could harm our business.

Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing of, capital expenditures by corporations for information technology. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue. In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

To comply with the Sarbanes-Oxley Act of 2002 (“SOXA”), as well as recent changes to stock exchange standards, we may be required to hire additional personnel and make additional investment in our infrastructure. We are utilizing more outside legal, accounting and advisory services than in the past. As a result of the foregoing, our general and administrative costs will increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Currently, we qualify as a “foreign private issuer” for U.S. federal securities law purposes. “Foreign private issuers” need to comply with the requirements of SOXA 404, and certain other requirements under SOXA, for all fiscal years ending after July 15, 2006. As a result, if we continue to qualify as a “foreign private issuer” we will first be required to comply with Section 404 and certain other SOXA requirements for the first time in respect of our fiscal year ending April 30, 2007. If, for any reason, we do not continue to qualify as a “foreign private issuer” through April 30, 2006 because, among other possible reasons, the percentage our voting securities owned by residents of the United States exceeds 50%, we will need to comply with these requirements for the first time in respect of our current fiscal year. In conjunction with the Section 404 requirements that management report on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, we are engaged in an ongoing process to document, evaluate and test our disclosure controls and procedures, including corrections to existing controls and additional controls and procedures that we may implement. Although we have committed and are continuing to commit significant human and other resources to the SOXA compliance effort, we can make no assurance that we will be able to complete the SOXA 404 process or otherwise fully comply with the requirements under SOXA prior to, or for any fiscal period ending prior to, April 30, 2007. Any unfavorable Section 404 report or other report disclosing our failure to meet the requirements of SOXA could undermine investor confidence and the value of our stock and subject us to possible litigation.

F. 31

SELECTED ANNUAL INFORMATION

The following information is provided to give a context to the broader comments elsewhere in this report.

Three year financial highlights

(amounts in thousands of U.S. dollars, except share and per share data)

	Years Ended April 30,
	2005	2004(1)	2003(1)
Consolidated Statement of Earnings Data:
Total revenues	$444,392	$445,272	$408,477
Total cost of revenues	(160,357)	(175,096)	(169,042)
Gross profit	284,035	270,176	239,435
Operating expenses	(199,873)	(197,938)	(185,252)
Earnings from operations	84,162	72,238	54,183
Other income (expense), net	3,987	(1,398)	(969)
Earnings from operations before income taxes	88,149	70,840	53,214
Income taxes	(11,125)	(13,674)	(21,343)
Net earnings	$77,024	$57,166	$31,871
EBITDA (2)	$100,196	$87,677	$65,704
Basic net earnings per common share	$0.90	$0.68	$0.40
Diluted net earnings per common share	$0.87	$0.66	$0.39
Weighted-average number of common shares used in computing basic net earnings per share (‘000s)	85,574	84,645	80,152
Weighted-average number of common shares used in computing diluted net earnings per share (‘000s)	88,170	86,233	81,695

Consolidated Balance Sheet Data:
Cash and cash equivalents (3)	$188,242	$86,050	$69,819
Short-term investments (3)	—	26,500	20,000
Current assets	266,425	192,166	179,128
Total assets	466,166	406,903	332,756
Current liabilities	209,399	232,547	233,268
Total liabilities	245,868	270,832	256,586
Shareholders’ equity	220,298	136,071	76,170

Consolidated Statement of Cash Flow Data:
Cash provided by operating activities	$79,956	$66,586	$29,044
Cash provided by (used in) investing activities (3)	17,236	(48,285)	(33,428)
Cash (used in) provided by financing activities	(1,479)	(2,796)	6,589

(1)               Certain figures were restated to conform to the FY 2005 presentation.

(2)               Earnings before interest, income taxes, depreciation and amortization (EBITDA) is calculated based on net earnings less interest, other income, income taxes, depreciation and amortization. Geac believes that, in addition to net earnings, EBITDA is a useful supplemental measure of net earnings, as it is used by certain readers as one measure of Geac’s financial performance. However, EBITDA is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with Canadian GAAP, as an indicator of performance of Geac, or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Geac’s method of calculating EBITDA may differ from the methods used by other entities and, accordingly, its EBITDA may not be comparable to similarly titled measures used by other entities.

(3)               As previously reported, in February 2005, we determined that our consolidated balance sheets as at April 30, 2004 and 2003 required an adjustment to reclassify $26,500, and $20,000, respectively of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of our intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days. The adjustments to our consolidated balance sheets as at April 30, 2004 and 2003 resulted in a decrease of cash and cash equivalents of $26,500, and $20,000, respectively and an increase in short-term investments of $26,500 and $20,000, respectively. In addition, adjustments to our consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. For the year ended April 30, 2003, adjustments to our consolidated statement of cash flows resulted in a decrease of $9,600 in cash from investing activities as a result of net purchases of the auction rate securities. These reclassifications had no impact on our results of operations.

As of August 1, 2004 we no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

F. 32

AUDITORS’ REPORT

To the Shareholders of Geac Computer Corporation Limited

We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

June 22, 2005

F. 33

CONSOLIDATED BALANCE SHEETS AS AT APRIL 30, 2005 AND 2004

(amounts in thousands of U.S. dollars)

	April 30,
	2005	2004
		(Revised – see note 2)
Assets
Current assets:
Cash and cash equivalents	$188,242	$86,050
Restricted cash	4,808	95
Short-term investments	—	26,500
Accounts receivable and other receivables (note 3)	56,853	55,837
Future income taxes (note 20)	8,292	15,247
Prepaid expenses and other assets (note 4)	8,230	8,437
Total current assets	266,425	192,166
Restricted cash	3,039	1,781
Future income taxes (note 20)	34,558	21,741
Property, plant and equipment (note 5)	22,005	23,843
Intangible assets (note 6)	23,841	32,628
Goodwill (note 7)	110,142	128,366
Other assets	6,156	6,378
Total assets	$466,166	$406,903

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$73,373	$79,691
Income taxes payable	22,997	34,538
Current portion of long-term debt (note 12)	424	391
Deferred revenue (note 10)	112,605	117,927
Total current liabilities	209,399	232,547
Deferred revenue (note 10)	2,058	2,256
Employee future benefits (note 15)	26,334	23,967
Asset retirement obligations (note 14)	1,678	1,648
Accrued restructuring (note 19)	1,769	5,864
Long-term debt (note 12)	4,630	4,550
Total liabilities	245,868	270,832

Shareholders’ Equity
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized; issued and outstanding as at April 30, 2005 - 86,377,012 (2004 - 85,174,785)	131,445	124,019
Treasury shares; issued and outstanding as at April 30, 2005 - 816,598 (2004 - nil)	(6,979)	—
Common stock options	12	44
Contributed surplus	6,353	2,368
Retained earnings	111,541	34,517
Cumulative foreign exchange translation adjustment	(22,074)	(24,877)
Total shareholders’ equity	220,298	136,071
Total liabilities and shareholders’ equity	$466,166	$406,903

Commitments and contingencies (notes 12, 16 and 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

C. Kent Jespersen, Chairman	Robert L. Sillcox, Chairman of the Audit Committee

F. 34

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

(amounts in thousands of U.S. dollars, except share and per share data)

	Year ended April 30,
	2005	2004

Revenue:
Software	$71,040	$65,190
Support and services	360,947	355,019
Hardware	12,405	25,063
Total revenue	444,392	445,272

Cost of revenue:
Costs of software	7,991	7,663
Costs of support and services	142,634	146,316
Costs of hardware	9,732	21,117
Total cost of revenue	160,357	175,096
Gross profit	284,035	270,176

Operating expenses:
Sales and marketing	78,086	74,051
Research and development	57,878	58,805
General and administrative	58,472	62,774
Net restructuring and other unusual items (note 19)	(3,724)	(5,281)
Amortization of intangible assets	9,161	7,589
Total operating expenses	199,873	197,938
Earnings from operations	84,162	72,238
Interest income	3,318	1,265
Interest expense	(1,583)	(1,289)
Other income (expense), net	2,252	(1,374)
Earnings from operations before income taxes	88,149	70,840
Income taxes (note 20)	11,125	13,674
Net earnings	$77,024	$57,166
Basic net earnings per common share	$0.90	$0.68
Diluted net earnings per common share	$0.87	$0.66
Weighted-average number of common shares used in computing basic net earnings per share (‘000s) (note 18)	85,574	84,645
Weighted-average number of common shares used in computing diluted net earnings per share (‘000s) (note 18)	88,170	86,233

The accompanying notes are an integral part of these consolidated financial statements.

F. 35

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

(amounts in thousands of U.S. dollars, except share data)

	Share capital							Cumulative Foreign
	Common Shares (‘000s)	Amount	Treasury Shares (‘000s)	Amount	Common Stock Options	Contributed Surplus	Retained Earnings/ (deficit)	Exchange Translation Adjustment	Total- Shareholders’ Equity-

Balance – April 30, 2003	84,136	$120,976	—	$—	$163	$—	$(22,649)	$(22,320)	$76,170
Issuance of common stock for cash (note 17)	1,039	2,907	—	—	—	—	—	—	2,907
Exercise of stock options granted in connection with acquisition of Extensity	—	119	—	—	(119)	—	—	—	—
Stock-based compensation (note 17)	—	—	—	—	—	2,385	—	—	2,385
Employee stock purchase plan (note 17)	—	17	—	—	—	(17)	—	—	—
Net earnings	—	—	—	—	—	—	57,166	—	57,166
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(2,557)	(2,557)
Balance – April 30, 2004	85,175	124,019	—	—	44	2,368	34,517	(24,877)	136,071
Issuance of common stock for cash (note 17)	1,202	5,767	—	—	—	—	—	—	5,767
Exercise of stock options granted in connection with acquisition of Extensity	—	32	—	—	(32)	—	—	—	—
Stock-based compensation (note 17)	—	—	—	—	—	4,118	—	—	4,118
Exercise of stock options	—	1,143	—	—	—	(1,143)	—	—	—
Employee stock purchase plan (note 17)	—	484	—	—	—	(484)	—	—	—
Restricted share unit plan (note 17)
Compensation expense	—	—	—	—	—	1,494	—	—	1,494
Purchase of common shares for cash	—	—	817	(6,979)	—	—	—	—	(6,979)
Net earnings	—	—	—	—	—	—	77,024	—	77,024
Foreign exchange translation adjustment	—	—	—	—	—	—	—	2,803	2,803
Balance – April 30, 2005	86,377	$131,445	817	$(6,979)	$12	$6,353	$111,541	$(22,074)	$220,298

The accompanying notes are an integral part of these consolidated financial statements.

F. 36

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2005 AND 2004

(amounts in thousands of U.S. dollars)

	Year ended April 30,
	2005	2004
		(Revised - see note 2)
Cash Flows from Operating activities

Net earnings	$77,024	$57,166
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	5,930	7,243
Amortization of intangible assets	9,161	7,589
Amortization of deferred financing costs (note 11)	943	607
Stock-based compensation (note 17)	6,527	2,385
Employee future benefits	4,370	2,272
Future income tax expense (note 20)	20,649	6,044
Release of tax reserves (note 20)	(14,113)	(3,020)
Accrued liabilities and other provisions	(2,165)	(6,015)
Gain on sale of assets (note 23)	—	(243)
Other	64	(46)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	1,844	18,809
Prepaid expenses and other assets	788	4,902
Other assets	(627)	(2,552)
Accounts payable and accrued liabilities	(4,947)	(16,104)
Accrued restructuring	(10,560)	(1,685)
Asset retirement obligations (note 14)	(159)	—
Income taxes payable	(4,216)	4,367
Deferred revenue	(8,952)	(12,983)
Other	(1,605)	(2,150)
Net cash provided by operating activities	79,956	66,586

Cash Flows from Investing activities
Acquisition of Comshare less cash acquired (note 8)	—	(39,147)
Proceeds from sale of assets less cash divested (note 23)	—	339
Purchases of investments	(4,525)	(90,203)
Sales of investments	31,025	83,703
Additions to property, plant and equipment	(3,417)	(3,907)
Disposals of property, plant and equipment	46	278
Change in restricted cash	(5,893)	652
Net cash provided by (used in) investing activities	17,236	(48,285)

Cash Flows from Financing activities
Deferred financing costs	—	(2,828)
Issue of common shares	5,767	2,907
Purchase of common shares	(6,979)	—
Issuance of long-term debt	180	918
Repayment of long-term debt	(447)	(3,793)
Net cash used in financing activities	(1,479)	(2,796)
Effect of exchange rate changes on cash and cash equivalents	6,479	726

Cash and cash equivalents
Net increase in cash and cash equivalents	102,192	16,231
Cash and cash equivalents - Beginning of year	86,050	69,819
Cash and cash equivalents - End of year	$188,242	$86,050

Supplemental disclosures of cash flow information:
Interest paid	$391	$563
Income taxes paid, net of recoveries (note 20)	$6,322	$5,091

The accompanying notes are an integral part of these consolidated financial statements.

F. 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS APRIL 30, 2005 AND 2004

(in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1            NATURE OF OPERATIONS

Geac Computer Corporation Limited (“Geac” or “the Company”) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Geac’s solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management and time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry specific applications (ISA) tailored to the real estate, restaurant, property management, local government, and construction marketplaces, and for libraries, and public safety agencies. Geac provides a broad range of professional services, including application hosting, consulting, implementation services, and training. Geac’s most significant international operations are in the United States, the United Kingdom and France.

2            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements comprise the financial statements of Geac and its subsidiary companies, which are fully owned by Geac. All inter-company balances and transactions have been eliminated.

The consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles, except as described in note 25 to the consolidated financial statements.

RECLASSIFICATIONS

Short-term Investments – The Company has adjusted its consolidated balance sheet as at April 30, 2004, and its consolidated statement of cash flows for the year ended April 30, 2004. In February 2005, the Company determined that its previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments. The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period; however the original maturities of the securities exceeded 90 days. The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500. In addition, adjustments to the Company’s consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities. These reclassifications had no impact on the Company’s results of operations.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

Comparative figures – Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts, future income tax assets and liabilities, intangible assets and goodwill, employee future benefits, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. 38

FOREIGN CURRENCY TRANSLATION

Foreign operations maintain their accounts in local currencies using the temporal method. Non-monetary assets and liabilities are translated into local currency at approximate exchange rates prevailing when the assets were acquired or the liabilities were incurred. All other assets and liabilities are translated into local currency at fiscal year-end exchange rates. Intangible assets and property, plant and equipment are amortized or depreciated using the carrying amount. All other income and expense items are translated into local currency at the average rates of exchange prevailing during the year. Gains and losses that result from these translations are included in net earnings of the foreign operation.

The reporting currency is the U.S. dollar. The assets and liabilities of the Company’s foreign operations maintained in local currencies are translated into U.S. dollars on consolidation at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Equity items are translated at historical exchange rates. These translation adjustments are recorded in the “cumulative foreign exchange translation adjustment” in shareholders’ equity until the sale of, or upon substantially complete liquidation of, an investment in a foreign entity. At such time, the related cumulative translation adjustment is recorded in earnings.

REVENUE RECOGNITION

Revenue consists primarily of fees for software licenses of the Company’s software products, maintenance fees, and professional service fees.

When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and for maintenance services, may additionally be measured by the renewal rate.

Software license revenue is comprised of license fees charged for the use of the Company’s products licensed under single or multiple year or perpetual license arrangements in which the fair value of the license fee is separately determinable from maintenance fees and professional services fees. For license arrangements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable. Software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software or when, based on the shipping terms, delivery of the software products to the customer has occurred. Contract terms do not provide customers, including resellers, with product rotation rights or rights of return. The Company’s assessment of a customer’s creditworthiness is a factor in the determination of whether or not collection is probable. The determination of creditworthiness requires the exercise of judgment, which affects the Company’s revenue recognition. If a customer is deemed not to be creditworthy, all revenue under arrangements with that customer is recognized upon receipt of cash.

Maintenance revenue is comprised of fees charged for post-contract customer support. Maintenance fee arrangements include ongoing customer support and rights to unspecified product updates “if and when available.” Customer payments for maintenance are generally received in advance and are non-refundable. Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

Revenues for professional services, including implementation services, are generally recognized as the services are performed. When license arrangements include maintenance and professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance or acceptance of the professional services, (3) the professional services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered maintenance and professional services. The Company uses VSOE of fair value for the professional services and maintenance to account for the arrangement using the residual method, regardless of any separately stated prices within the contract for each element. VSOE of fair value of professional services is based upon the

F. 39

average hourly rate the Company charges when such services are sold separately. When the Company enters into contracts to provide professional services only, revenue is recognized as the professional services are performed. Fixed price professional services contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of any agreed upon milestones. In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer.

For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the estimated total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known to the extent of the percentage of revenue recognized to date. Maintenance revenue is deferred and recognized on a straight-line basis as “support and services” revenue over the life of the related agreement, beginning on the date that the maintenance services commence. To date, the Company has had no contracts accounted for using the percentage of completion method.

The timing of revenue recognition may differ from contract payment schedules, resulting in revenues that have been earned but not yet billed. These amounts are included in unbilled receivables. Customer advances in excess of revenue earned and recognized are recorded as deferred revenue.

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to operations as incurred. Product development costs are deferred if the product or process and its market or usefulness are clearly defined, the product or process has reached technological feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. Technological feasibility is attained when the software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized development costs, other than product development costs acquired through business combinations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are composed of non-restricted cash and short-term, highly liquid investments with an original maturity of 90 days or less. Cash equivalents are stated at amounts that approximate fair value, based on quoted market prices.

RESTRICTED CASH

Cash is considered to be restricted when it is subject to contingent rights of a third party, including customers, vendors, or government agencies. As at April 30, 2005, $250 of the Company’s restricted cash balance was related to customer holdbacks, lease and other deposits, and funds held in escrow related to a legal settlement. An additional $2,823 was related to cash collateralization of bank guarantees issued for leased office space, vendor, customer and government agency obligations, and $4,774 was related to cash segregated by the Company to purchase common shares for its restricted share unit plan. As at April 30, 2004, $367 of the Company’s restricted cash balance was related to bid proposal deposits, customer holdbacks, lease and other deposits. Additionally, $1,509 was related to cash collateralization of bank guarantees issued for leased office space, vendor, customer and government agency obligations.

SHORT-TERM INVESTMENTS

Short-term investments consist of auction rate securities with original maturities greater than 90 days that are available for sale. The investments are classified in the consolidated balance sheet as current assets because they can be readily converted into cash or into securities with a shorter remaining time to maturity and because the Company is not committed to holding the

F. 40

investments until maturity. The Company determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations as of each balance sheet date. Short-term investments are stated at amounts that approximate fair market value, based on quoted market prices.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on its accounts receivable. Individual overdue accounts are reviewed, and allowance adjustments are recorded when determined necessary to state accounts receivable at net realizable value. Additionally, the Company assesses the overall adequacy of the allowance for doubtful accounts by considering various factors including the aging of receivables, historical bad debt experience, and the general economic environment. A considerable amount of judgment is required when the Company assesses the realization of accounts receivable, including assessing the probability of collection and the current creditworthiness of each customer. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required. Once all collection efforts are exhausted, the receivable is written-off against the balance in the allowance for doubtful accounts.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets as follows:

•	Buildings	40 years straight-line
•	Computers, processing and office equipment and machinery	3 to 5 years straight-line
•	Software	2 to 3 years straight-line
•	Automobiles	4 years straight-line
•	Leasehold improvements	straight-line over the lease term
•	Assets under capital leases	straight-line over the useful lives of the assets, as indicated above

Property, plant and equipment are tested for impairment when evidence of a decline in value exists. If it is determined that the carrying value of property, plant and equipment is not recoverable, a write-down to fair value is charged to earnings in the period that such a determination is made.

ASSET RETIREMENT OBLIGATIONS

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized, and the liability is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and accretion charges in the consolidated statement of earnings.

GOODWILL

Goodwill represents the excess of the cost of an acquired enterprise over the fair value amounts assigned to net identifiable assets acquired and liabilities assumed. In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, “Goodwill and Other Intangible Assets,” goodwill and indefinite lived intangible assets are reviewed for impairment annually. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value.

The Company completed its annual impairment test as of February 28, 2005, and concluded that there was no impairment of goodwill. All remaining and future acquired goodwill will be subject to impairment tests annually, or earlier if indicators of potential

F. 41

impairment exist, using the present value of estimated future cash flows. If it is determined that the carrying amount of goodwill exceeds the fair value of goodwill as a result of the impairment testing, a goodwill impairment loss will be recognized in the consolidated statement of earnings.

INTANGIBLE ASSETS

The Company reviews the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Intangible assets, which consist of acquired software, customer relationships and agreements, in-process research and development, and trademarks and names, are recorded at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

•	Acquired software	1 to 5 years
•	Customer relationships and agreements	3 to 5 years
•	In-process research and development	3 to 5 years
•	Trademarks and names	4 years

EMPLOYEE FUTURE BENEFIT PLANS

The cost of providing benefits through defined benefit pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

INCOME TAXES

Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Significant judgment is involved in determining the realizability of temporary differences and tax loss carry-forwards. Future income tax assets and liabilities are measured using substantively enacted income tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws and rates in the period in which the change occurs.

Investment tax credits arising from research and development are deducted from the related costs and are included in the determination of earnings in the year they are recognized in the consolidated financial statements. No investment tax credits have been recognized in the consolidated financial statements for the years ending April 30, 2005 and 2004.

ADVERTISING COSTS

Advertising costs are expensed as incurred and included as a component of sales and marketing expenses. Advertising expenses incurred for the years ended April 30, 2005 and 2004 were $3,572 and $3,408, respectively.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of revenue.

LEGAL CONTINGENCIES

The Company is from time to time involved in various claims and legal proceedings. Quarterly, it reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is

F. 42

considered probable and the amount can be reasonably estimated, a liability is accrued for the estimated loss. Significant judgment is involved in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability relating to the pending claims and litigation and it may revise its estimates. Such revisions in estimates or potential liabilities could have a material impact on the results of the Company’s earnings and financial position.

STOCK-BASED COMPENSATION

In fiscal 2004, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. Under the prospective method of adoption, compensation expense is recognized for awards granted after May 1, 2003 based upon the fair value of the awards at the grant date. The fair value of the awards is recognized as compensation expense in sales and marketing expense, research and development expense, and general and administrative expense, with an increase in contributed surplus over the vesting period on a straight-line basis. As employee stock options are exercised and as shares issued under the employee stock purchase plan (“ESPP”) are released, the portion of the contributed surplus balance relating to the employee stock options and shares issued under the ESPP is transferred to share capital.

Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the ESPP using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, note 17 provides pro forma net earnings and earnings per share disclosure showing the impact of fair value accounting. The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The fair value of stock options and shares issued under the ESPP are estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of key assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions were used, stock-based compensation expense could be significantly impacted.

The fair value of the Company’s deferred share units is charged to general and administrative using the graded vesting method. Since the deferred share units will be settled in cash, the fair value of the vested share units is revalued each quarter until the settlement date. The Company has set up a liability in the consolidated balance sheet for the total fair value of the vested deferred share units.

The Company’s restricted share units are measured at fair value at the grant date and amortized using the graded vesting method to compensation expense from the effective date of the grant to the final vesting date in sales and marketing expense, research and development expense, and general and administrative expense, with an increase in contributed surplus. As restricted share units are released under the plan, the portion of the contributed surplus balance relating to the restricted share units is transferred to share capital.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities – In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities that have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline was effective for the Company for its interim period beginning November 1, 2004. As the Company did not and does not currently hold any variable interests, the adoption of AcG-15 did not have a material impact on its consolidated financial position, results of operations and cash flows.

F. 43

Financial Instruments, Comprehensive Income, Hedges – On January 27, 2005, the Accounting Standards Board issued CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Handbook Section 3855 “Financial Instruments - Recognition and Measurement” (“Section 3855”) and Handbook Section 3865 “Hedges” (“Section 3865”). Section 3855 expands on CICA handbook section 3860 Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865, Hedges, is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net earnings in a new component of shareholders’ equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning May 1, 2007. The Company is currently evaluating the impact of these standards on its consolidated financial position, results of operations and cash flows.

3            ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables consist of the following as at April 30:

	2005	2004
Trade accounts receivable	$52,589	$60,555
Allowance for doubtful accounts	(5,848)	(11,509)
Unbilled receivables	8,222	6,537
Other receivables (note 21)	1,890	254
	$56,853	$55,837

4            PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as at April 30:

	2005	2004
Insurance	$1,636	$1,279
Maintenance	1,649	1,521
Deposits	835	1,242
Taxes	748	1,185
Rent	566	939
Prepaid other	2,364	1,647
Other assets	432	624
	$8,230	$8,437

F. 44

5            PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as at April 30:

	2005
	Cost	Accumulated Depreciation	Net
Land	$2,279	$—	$2,279
Buildings	10,518	3,201	7,317
Computers, processing and office equipment and machinery	42,716	37,419	5,297
Software	1,752	1,553	199
Automobiles	550	504	46
Leasehold improvements	13,189	11,139	2,050
Asset retirement obligations	1,509	956	553
Assets under capital lease (i)	5,945	1,681	4,264
	$78,458	$56,453	$22,005

	2004
	Cost	Accumulated Depreciation	Net
Land	$2,175	$—	$2,175
Buildings	10,195	2,813	7,382
Computers, processing and office equipment and machinery	79,958	73,832	6,126
Automobiles	702	607	95
Leasehold improvements	14,889	11,539	3,350
Asset retirement obligations	1,648	907	741
Assets under capital lease (i)	5,424	1,450	3,974
	$114,991	$91,148	$23,843

(i) Assets under capital lease consist of land and a building with a bargain purchase option.

6            INTANGIBLE ASSETS

Intangible assets consist of the following as at April 30:

	2005
	Cost	Accumulated Amortization	Net
Acquired software	$28,510	$11,712	$16,798
Customer relationships and agreements	10,839	5,146	5,693
In-process research and development	1,483	470	1,013
Trademarks and names	775	438	337
	$41,607	$17,766	$23,841

	2004
	Cost	Accumulated Amortization	Net
Acquired software(i)	$28,469	$5,574	$22,895
Customer relationships and agreements(i)	10,332	2,444	7,888
In-process research and development	1,483	173	1,310
Trademarks and names(i)	773	238	535
	$41,057	$8,429	$32,628

(i) Additions of intangible assets in fiscal 2004 resulted primarily from the acquisition of Comshare, Incorporated (“Comshare”). (See note 8).

F. 45

7            GOODWILL

Goodwill was as follows as at April 30:

	2005	2004
Goodwill	$110,142	$128,366

For the years ended April 30, 2005 and 2004 the Company completed its review for potential impairment and concluded that there was no impairment of goodwill.

The changes in the carrying amount of goodwill are as follows:

Balance as at April 30, 2003	$89,386
Goodwill from Comshare acquisition (note 8)	37,931
Goodwill adjustment related to acquisition reserves	(149)
Goodwill adjustment related to future tax assets	(962)
Foreign exchange impact	2,160
Balance as at April 30, 2004	128,366
Goodwill adjustment related to acquisition reserves	(1,602)
Goodwill adjustment related to future tax assets	(19,482)
Foreign exchange impact	2,860
Balance as at April 30, 2005	$110,142

During the year ended April 30, 2004 management determined that the valuation allowance related to the Extensity, Inc. acquisition completed in fiscal 2003 should be reduced by $962 due to new guidance issued by the relevant tax authority, as the more likely than not criteria was met during the year. The goodwill for Extensity Inc. was also adjusted accordingly in fiscal 2004 for this same amount as well as for $149 related to a release of premise reserves.

During the year ended April 30, 2005, goodwill was reduced by $1,602 related to acquisition reserves that were reversed. The Company released $644 related primarily to Comshare premises and severance reserves and a balance of $605 relating to Extensity premises reserves set-up at acquisition that were no longer required. During the year, the Company also sublet three facilities, the leases of two of the facilities were assumed with the acquisition of Extensity and the lease of one facility was assumed with the Comshare acquisition. As a result of these sublease agreements, the Company released $353 of the premises reserves which had been set-up at acquisition and were deemed to be no longer required.  Additionally, during the year, the Company reduced goodwill by $19,482 related primarily to an increase in future tax assets.  This increase related primarily to a release of valuation allowance of $14,970 and an adjustment to goodwill based on a Comshare tax filing of $4,512.

F. 46

8            BUSINESS COMBINATION

On August 6, 2003 the Company acquired Comshare, a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share. The acquisition was accounted for by the purchase method with the results of operations of the business included in the consolidated financial statements from the date of acquisition.

The total purchase price was approximately $55,772, consisting of $53,807 of cash and $1,965 of acquisition costs. The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows:

Cash	$16,625
Other current assets	10,411
Office and computer equipment	909
Future income tax assets	6,323
Acquired intangible assets (including $20,253 of acquired software, $1,483 of in-process research and development, and $6,755 of customer agreements)	28,491
Goodwill	37,931
Current liabilities	(11,512)
Future income tax liabilities	(4,481)
Other liabilities (primarily pension obligation)	(28,925)
Total purchase price	$55,772

9                  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as at April 30:

	2005	2004
Accounts payable	$8,600	$9,504
Payroll and benefits	34,055	30,839
Accrued restructuring charges (note 19)	3,034	7,552
Accrued professional fees and legal costs	5,466	8,875
Commodity and property taxes	7,895	7,319
Hardware and third party software	3,691	3,241
Insurance	773	1,027
Other accrued liabilities	9,859	11,334
	$73,373	$79,691

10                DEFERRED REVENUE

Deferred revenue is comprised of deferrals for maintenance, license and professional services. Long-term deferred revenue, as at April 30, 2005 and 2004, represents amounts received for maintenance and support services to be provided beginning in periods on or after May 1, 2006 and 2005, respectively. The principal components of deferred revenue were as follows as at April 30:

	2005	2004
Maintenance	$104,113	$111,593
Licenses and professional services	10,550	8,590
Total deferred revenue	114,663	120,183
Less: Current portion	(112,605)	(117,927)
Deferred revenue - long-term	$2,058	$2,256

F. 47

11                CREDIT FACILITY

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%. The Facility is collateralized by substantially all of the assets of the Company and certain of its Canadian subsidiaries and guaranteed by certain of its Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement. As of April 30, 2005, $2,185 of the letter of credit sub-facility has been utilized, and the remaining $47,815 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility. Amortization expense related to these financing costs was $943 in fiscal 2005 and $607 in fiscal 2004.

The Company is subject to various customary financial covenants under the Facility. The Company was in compliance with all such covenants as at April 30, 2005 and 2004.

12                LONG-TERM DEBT

Long-term debt consists of the following as at April 30:

	2005	2004
Uncollateralized loans
Euro loans bearing interest at 4.6% per annum, repayable in fiscal 2005	$—	$27
Capital lease obligations
Bearing interest at 8.0% per annum (2004 - 8.0% per annum), payable in Euros	5,054	4,914
Total long-term debt	5,054	4,941
Less: Current portion	(424)	(391)
Long-term debt	$4,630	$4,550

The interest expense on long-term debt is as follows:

	Year ended April 30,
	2005	2004
Interest expense on total long-term debt	$140	$206
Interest expense on capital lease obligation	$403	$334

The capital repayments required on the Company’s total long-term debt are as follows:

Year ending April 30,
2006	$424
2007	458
2008	495
2009	535
2010	578
2011 and subsequent	2,564
$5,054

F. 48

13                FINANCIAL INSTRUMENTS

Financial instruments included in the consolidated balance sheets consist of cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, unbilled receivables, accounts payable, accrued liabilities, income taxes payable, employee future benefits, asset retirement obligations, accrued restructuring and long-term debt.

a. Fair values of financial assets and liabilities

The fair values of cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, unbilled receivables, accounts payable, accrued liabilities, and income taxes payable approximate their carrying values because of the short-term maturity of those instruments. At April 30, 2005, there is no significant difference between the carrying value and the fair value of employee future benefits, asset retirement obligations, accrued restructuring and long-term debt.

b. Credit risk

The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents. The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments. To date, the Company has not experienced significant losses on these investments.

Trade receivables are with customers in many diverse industries and are subject to normal industry credit risks. The Company sells a significant portion of its software to customers in North America, Europe and Asia-Pacific. Accordingly, adverse economic trends affecting these geographic locations may increase the Company’s credit risk in its trade accounts receivable. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. In addition, ongoing credit evaluations of our customers’ financial condition are performed. The Company does not obtain collateral for its trade receivables.

c. Interest rate risk

The Company is subject to interest rate risk on its senior secured credit facility. The Facility will bear interest at a variable rate based on margin over the prime rate or LIBOR, as the case may be. Since there is no amount outstanding under the senior secured credit facility, there would be no impact of a one percentage change in interest rates at April 30, 2005.

Additionally, there is no interest rate risk on the sub-facility of the senior secured credit facility or the long-term debt given that Company is locked into fixed rates.

d. Foreign exchange risk

The Company is subject to foreign exchange risk because a significant portion of its business is transacted in currencies other than U.S. dollars. The Company is not a party to any derivative instruments.

Many of its financial instruments are denominated in foreign currencies. The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

F. 49

14                 ASSET RETIREMENT OBLIGATIONS

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term. For its year ended April 30, 2004, the Company early adopted the provisions of CICA Handbook Section 3110, “Asset Retirement Obligations” (“Section 3110”).

The following table details the changes in the Company’s leasehold retirement liability for the year ended April 30, 2005:

Asset retirement obligation balance, April 30, 2004	$1,648
Additions to the obligations	64
Accretion charges	96
Payment	(159)
Amounts released due to settlements	(498)
Revisions in estimates	387
Foreign exchange impact	140
Asset retirement obligation balance, April 30, 2005	$1,678

Discount rates used are based on credit-adjusted risk-free interest rates on government bonds ranging from 2.0% to 7.5% depending on the lease term. Based on the Company’s current lease commitments, obligations are required to be paid through fiscal 2015. Revisions to these obligations may be required if estimated restoration costs or discount rates change. As at April 30, 2005 the total undiscounted amount estimated to settle the asset retirement obligation was $1,980. During the year ended April 30, 2005, $159
(2004 - Nil) was paid to settle the Company’s asset retirement obligations.

15                 EMPLOYEE FUTURE BENEFITS

DEFINED CONTRIBUTION PENSION PLANS

The Company sponsors a number of defined contribution plans in Europe, of which the most significant are in the United Kingdom, Italy and Germany. Contributions to the Company’s European defined contribution pension plans are generally based on salary and years of service.

The Company also sponsors a 401(k) plan in the United States, the Geac Computers, Inc. 401(k) savings plan (“401(k) Plan”). Under the 401(k) Plan, employees can make pre-tax contributions of up to 50% of their eligible earnings, or post-tax contributions of up to 5% of their eligible earnings. The Company matches 25% of employee pre-tax contributions up to a maximum of either 6% of the employee’s eligible earnings or $1.5, which ever is less. The Company can also decide to make non-elective contributions based on a percentage of the employee’s eligible earnings and the Company’s profits. Matching contributions are subject to a vesting schedule over a five year period, and non-elective contributions vest immediately.

Prior to the acquisition of Comshare, a subsidiary of Comshare in the United Kingdom maintained a defined contribution plan for some of the Comshare employees in the United Kingdom. In connection with the acquisition of Comshare, the Company assumed the defined contribution plan. Since inception of the plan through June 30, 2002, the plan provided a minimum annual company contribution of 2.5% of the employee’s compensation and matching contribution up to an additional 2.5% of compensation, based on employee contributions. Effective July 1, 2002 the Company contribution formula was amended to eliminate the minimum company contribution and cap the maximum company contribution at 3% of compensation.

The combined status of the Company’s defined contribution pension plans was as follows as at April 30:

	2005	2004

Defined contribution retirement obligation	$800	$846

Pension expense related to the Company’s defined contribution plans was approximately $1,901 (2004 - $2,283).

F. 50

DEFINED BENEFIT PENSION PLAN

The Company’s subsidiary in France has a defined benefit plan, which covers all employees working in France. Under the plan, retiring allowances must by law be paid by the employer when the employee retires. The payment is based upon number of years of service and salary level, and no amounts are required to be paid to employees who have less than five years of service. There were no contributions to the plan for the year ended April 30, 2005.

The United Kingdom Comshare subsidiary also had a defined benefit plan which covered substantially all of its employees hired prior to January 1, 1994, based on years of service and final average salary. This plan was frozen on April 1, 1997, with no further benefits accruing under the plan. As of April 30, 2005, the plan was funded to the minimum legal funding requirement.

The Company used a measurement date of April 30, 2005 for its pension plans and its accrued benefit obligations. The most recent actuarial valuation of the pension plans for funding purposes was as of April 30, 2005.

The assumptions used in determining the actuarial present value of accrued pension benefits were developed by reference to expected long-term market conditions. The weighted-average of significant assumptions adopted in measuring the Company’s obligations and costs are as follows as at April 30:

	2005	2004
Projected benefit obligation
Discount rate	5.23%	5.74%
Rate of compensation increase	0.06%	0.06%
Net periodic benefit cost
Discount rate	5.59%	5.44%
Expected rate of return on plan assets	5.86%	5.91%
Rate of compensation increase	0.33%	0.31%

Information about the Company’s defined benefit pension plans is as follows for the years ended April 30, 2005 and 2004:

	2005	2004
Change in benefit obligation
Accrued benefit obligation, beginning of year	$41,803	$682
Benefit obligation assumed upon the acquisition of Comshare	—	38,339
Interest cost on accrued benefit obligations	2,481	1,883
Service cost	81	63
Actuarial loss (gain)	3,445	(2,643)
Benefits payments	(660)	(532)
Prior service cost due to plan amendment	132	—
Assumption changes	85	48
Curtailment/settlement	—	(68)
Currency translation adjustment	3,265	4,031
Accrued benefit obligation, end of year	$50,632	$41,803

Change in plan assets
Fair value of plan assets, beginning of year	$21,834	$—
Pension assets acquired upon the acquisition of Comshare	—	18,817
Actual return on plan assets	2,194	1,609
Employer contribution	371	—
Benefits payments	(617)	(523)
Currency translation adjustment	1,761	1,931
Fair value of plan assets, end of year	$25,543	$21,834

Unfunded amount	$25,089	$19,969
Unamortized prior service cost	(122)	—
Unamortized actuarial gain	567	3,152
Net amount recognized in the consolidated balance sheets	$25,534	$23,121

F. 51

	Year ended	Year ended
	April 30, 2005	April 30, 2004

Components of net periodic pension cost
Current interest costs	$2,481	$1,886
Current service costs	81	66
Amortization of prior service costs	10	—
Less: Expected return on plan assets	(1,531)	(1,103)
Net period benefit cost	$1,041	$849

PLAN ASSETS

The asset allocation for the Company’s pension plan by asset category is as follows:

	Target	Percentage of Plan Assets	Percentage of Plan Assets
	Allocation 2006	at April 30, 2005	at April 30, 2004
Equity securities	60%	61.9%	61.7%
Debt securities	40%	38.1%	38.3%

The weighted-average of the long-term rates of return that are expected on the actual assets held as of April 30, 2005 is 6.75% (2004 - 6.75%) per annum. Asset return assumptions are derived following consideration of the Company’s current investment mix and from an analysis of long-term historical data relevant to the country where the plan is in effect and the investments applicable to the plan.

Investment Policy – The Company’s investment strategy for its plan assets is to seek a competitive rate of return relative to an appropriate level of risk. The assets of the plan are invested in equity and bond funds consistent with the requirements of local law. Depending on the design of the plan, and local custom and market circumstances, the minimum liabilities of a plan may exceed qualified plan assets.

Future Contributions and Funding Policy – The Company made $371 (2004 - nil) in contributions to its defined benefit pension plans for the year ending April 30, 2005. The Company expects to contribute $382 to its defined benefit pension plans in 2006. The Company’s intention is to fund its defined benefit pension plans in amounts at least sufficient to meet the minimum requirements of the applicable local laws and regulations.

FUTURE BENEFIT PAYMENTS

Anticipated future retirement payments are as follows:

Year ending April 30,

2006	$637
2007	$660
2008	$694
2009	$720
2010	$848
2011 and subsequent (per annum)	At least $ 1,188

F. 52

16                COMMITMENTS AND CONTINGENCIES

The Company has operating leases on rental equipment for varying terms up to a maximum of 5 years, leases on vehicles for varying terms up to a maximum of 4 years, and has entered into leases for the rental of premises for varying terms up to a maximum of 20 years. Aggregate lease payments along with the anticipated sub-lease income in each of the next five years and thereafter are as follows:

	Year ending April 30,
	Aggregate lease	Anticipated
	payments	sub-lease income
2006	$15,100	$3,333
2007	10,169	2,213
2008	6,996	1,286
2009	4,645	146
2010	3,966	125
2011 and subsequent	7,708	481
Total obligations under operating leases	$48,584	$7,584

The total expense incurred on operating leases for the year ended April 30, 2005 was $12,410 (2004 - $16,151). Anticipated sublease income relates to contractual amounts due from third parties who have sublet the Company’s leased premises.

The Company has a capital lease on land and a building (notes 5 and 12) for a remaining term of 6 years. Aggregate lease payments on assets held under capital lease in each of the next five years are as follows:

Year ending April 30,
2006	$651
2007	651
2008	651
2009	651
2010	651
2011 and subsequent	3,772
7,027
Less: Imputed interest on capital lease obligations	(1,973)
Total obligations under capital leases	$5,054

As at April 30, 2005, letters of credit and bank guarantees are outstanding for approximately $5,138 (2004 - $3,324) of which $2,823 (2004 - $1,509) are cash collateralised and included in restricted cash.

See note 22 for legal contingencies.

17                SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

STOCK-BASED COMPENSATION

In fiscal 2004, the Company adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan (“ESPP”) after May 1, 2003 and, accordingly, has recorded

F. 53

compensation expense in fiscal 2004 and fiscal 2005 with an increase in contributed surplus. As employee stock options are exercised and as shares issued under the ESPP are released, the portion of the contributed surplus balance relating to the employee stock options and shares issued under the ESPP is transferred to share capital.

Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under ESPP using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and shares issued under the ESPP using the fair value method. The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The estimated fair value of the stock options and shares issued under the ESPP are amortized to earnings over the vesting period, on a straight-line basis and was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004

Assumptions-Stock Options
Weighted-average risk-free interest rate	4.33%	4.20%
Weighted-average expected life (in years)	7	7
Weighted-average volatility in the market price of common shares	66.12%	71.71%
Weighted-average dividend yield	0.00%	0.00%
Weighted-average grant date fair values of options issued	$4.45	$3.16

	2005	2004

Assumptions-ESPP
Weighted-average risk-free interest rate	2.29%	2.94%
Weighted-average expected life (in years)	0.50	0.25
Weighted-average volatility in the market price of common shares	36.55%	32.91%
Weighted-average dividend yield	0.00%	0.00%
Weighted-average grant date fair values of awards or shares issued	$2.57	$1.00

For the year ended April 30, 2005, the Company expensed $3,495 (2004 - $2,368) relating to the fair value of options granted in fiscal 2004 and 2005 which vested in fiscal 2005 and $623 (2004 - $17) relating to the fair value of shares issued under the ESPP in 2005. Contributed surplus was credited $4,118 ($2004 - $2,385) for these awards and the balance will be reduced as the awards are exercised. The amount initially recorded for the awards in contributed surplus will be transferred to share capital along with the proceeds received on exercise. Contributed surplus was reduced by $484 (2004 - $17) relating to shares issued under the ESPP during fiscal year 2005.

STOCK OPTION PLAN

Stock options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Company’s various employee stock option plans. Options under these plans typically vest over three to four years and expire ten years from the date granted. Currently, the Company is only granting options under Geac’s Stock Option Plan VI (“Plan VI”). The maximum number of shares reserved for Plan VI is 9,554,016. As at April 30, 2005, the total number still available to be issued under Plan VI was 1,360,362 (2004 - 441,106) options.

In March 2003, the Company acquired Extensity, Inc. In accordance with the terms of the merger agreement, the Company assumed all of the Extensity outstanding options on the closing date of March 6, 2003. The fair value of $163 of the assumed options was recognized as part of the share capital of the Company for the year ended April 30, 2003. During the year ended

F. 54

April 30, 2005, 20,619 (2004 - 85,710) of the 112,984 options were exercised, reducing the common stock options account by $32 (2004 - $119) and increasing the common shares account by $32 (2004 - $119). The Company’s share capital account was credited $37 (2004 - $166) for cash received from employees exercising these options.

In connection with the Comshare acquisition in fiscal 2004, 1,535,250 options were granted on September 9, 2003, to employees of Comshare, under Plan VI, which vest over four years and expire ten years after the date of grant.

During fiscal 2005, 550,000 stock options (2004 - 3,469,007) were granted to employees, directors and executive officers which vest over four years and expire ten years subsequent to the grant date.

An analysis of the stock options outstanding under the employee stock option plans is as follows:

	2005		2004
		Weighted-average		Weighted-average
	Number of	Exercise Price	Number of	Exercise Price
	Options	$CDN	Options	$CDN
	(‘000s of options)		(‘000s of options)
Outstanding – Beginning of year	9,255	$7.10	7,214	$7.10
Options granted	550	$8.36	5,004	$6.11
Options exercised	(991)	$5.94	(1,011)	$3.73
Options expired	(485)	$17.00	(1,361)	$4.67
Options forfeited	(1,678)	$5.52	(591)	$11.57
Outstanding – End of year	6,651	$6.92	9,255	$7.10
Weighted-average exercise price of options exercisable – End of year		$7.67		$9.70

For the years ended April 30, 2005 and 2004, the Company’s share capital account was credited with $4,666 and $2,819 respectively, for cash received from employees upon the exercise of stock options including cash received in connection with the exercise of the Extensity options and $1,143 for a transfer from contributed surplus.

			Options Outstanding			Options Exercisable
				Weighted-average
			Number	Remaining	Weighted-average	Number	Weighted-average
			Outstanding as at	Contractual Life	Exercise Price	Outstanding as at	Exercise Price
Range of Exercise Prices $CDN			April 30, 2005	(years)	$CDN	April 30, 2005	$CDN
$0.38	–	3.52	174,084	6.0	$2.94	160,550	$2.98
$4.24	–	5.01	1,277,311	7.6	$4.61	645,462	$4.51
$6.11	–	9.36	5,058,875	7.8	$6.99	2,067,813	$7.46
$10.15	–	29.25	112,000	4.4	$28.68	112,000	$28.68
$32.92	–	41.25	29,000	1.4	$37.61	29,000	$37.61
$0.38	–	41.25	6,651,270	7.6	$6.92	3,014,825	$7.67

F. 55

The pro forma disclosure relating to options granted in fiscal 2003 is as follows:

	Year ended April 30,
	2005	2004

Net earnings-as reported	$77,024	$57,166
Pro forma stock-based compensation expense, net of tax	(402)	(967)
Net earnings-pro forma	$76,622	$56,199

Basic net earnings per share-as reported	$0.90	$0.68
Pro forma stock-based compensation expense per share	—	(0.01)
Basic net earnings per share-pro forma	$0.90	$0.67

Diluted net earnings per share-as reported	$0.87	$0.66
Pro forma stock-based compensation expense per share	—	(0.01)
Diluted net earnings per share-pro forma	$0.87	$0.65

The assumptions used to calculate pro forma stock-based compensation expense were as follows:

Weighted-average risk-free interest rate	4.54%
Weighted-average expected life (in years)	6.6
Weighted-average volatility in the market price of common shares	75.81%
Weighted-average dividend yield	0.00%
Weighted-average grant date fair values of options issued	$2.09

EMPLOYEE STOCK PURCHASE PLAN

The Company’s employee stock purchase plan (the “Old ESPP”) became effective in August 2001. Under the Old ESPP, membership was limited to employees resident in Canada and after entering continuous full-time employment with the Company or a subsidiary of the Company. The maximum number of common shares issuable under the Old ESPP was 600,000. During fiscal 2004, 26,973 shares were issued to employees under this plan at a weighted-average price of Cdn$4.48 per share. The Company’s share capital account was credited for $88 for cash received from employees for purchases of stock under the Old ESPP and $17 for a transfer from contributed surplus.

The Company’s 2003 Employee Stock Purchase Plan (the “New ESPP”) was approved by the Company’s shareholders in September 2003. Under the New ESPP, employees of the Company resident in Canada and the United States are entitled to participate with additional countries to be added over time. The maximum number of common shares issuable under the New ESPP is 2,000,000 shares. As at April 30, 2005, 211,078 (2004 - nil) common shares were issued to employees under this new plan. The Company’s share capital account was credited $1,101 for cash received from employees for purchases of stock under the New ESPP and $484 for a transfer from contributed surplus.

AMENDED AND RESTATED SHAREHOLDER PROTECTION RIGHTS PLAN

The Company and a predecessor to Computershare Trust Company of Canada, as rights agent, entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the “Original Plan”). The Company’s Board of Directors adopted, and the Company’s shareholders on September 10, 2003 approved, the amended and restated shareholder protection rights plan (the “Amended Plan”) thereby reconfirming and amending the Original Plan. The Amended Plan is identical to the Original Plan in all material respects.

F. 56

One right (a “Right”) was issued on March 15, 2000, the date of implementation of the Original Plan, for each common share that was outstanding on that date or issued subsequently. Under the Amended Plan, the Rights were reconfirmed and the Company reconfirmed its authorization to continue the issuance of one new Right for each common share issued. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Amended Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of common shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Amended Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company, unless the Board of Directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. The Board of Directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

DIRECTORS’ DEFERRED SHARE UNIT PLAN

In March 2004, the Board authorized a Director’s deferred share unit (DSU) plan. Under the DSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board. Units issued under the DSU plan may be subject to vesting conditions or certain share ownership requirements. Each DSU entitles the participant to receive a cash payment or shares, at the option of the Company, upon termination of directorship in an amount calculated with reference to the trading price of a Geac common share on the Toronto Stock Exchange on the date of termination. Ten thousand units were issued under this DSU plan as at April 30, 2004 to each non-executive Director of the Company, with one-third of the units vesting on the date of issuance, one-third vesting on April 30, 2005 and one-third vesting on April 30, 2006. During the year ended April 30, 2005, an additional 6,000 units were issued to each non-executive Director of the Company. Additionally, all units granted, including those granted in fiscal 2004, became immediately vested. As a result, the Company recognized compensation expense of $914 in general and administrative expense for the year ended April 30, 2005, with a corresponding liability included in accounts payable and accrued liabilities.

RESTRICTED SHARE UNIT PLAN

In September 2004, the Board of Directors authorized a Restricted share unit (RSU) plan. Under the RSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant restricted share units to employees of the Company as a bonus or similar payment in respect of services rendered to the Company. Units issued under the RSU are currently subject to vesting conditions as follows; 20% vest one year subsequent to the grant date, 30% vest two years subsequent to the grant date, and 50% vest three years subsequent to the grant date. Each vested restricted share unit gives the employee the right to receive one share of the Company’s common stock. As of April 30, 2005, 1,358,250 units were granted under the RSU plan. The common shares for which restricted share units may be exchanged may be purchased on the open market by a trustee appointed and funded by the Company. As no common shares will be issued by the Company pursuant to the plan, the plan is non-dilutive to existing shareholders. As at April 30, 2005, the Trust had purchased 816,598 common shares from the open market for $6,979, which are reserved for issuance under the RSU plan. Compensation expense related to the Company’s restricted share unit plan, was $1,494, for the year ended April 30, 2005. As of May 5, 2005, all of the remaining common shares required for issuance under the RSU plan have been funded through open market purchases of the Corporation’s shares and are held in trust for the benefit of the RSU Plan participants.

F. 57

18                WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

The following table summarizes the reconciliation of the basic weighted-average number of common shares outstanding and the diluted weighted-average number of common shares outstanding used in the diluted net earnings per share calculations:

	2005	2004
	(‘000s)	(‘000s)
Basic weighted-average number of common shares outstanding	85,574	84,645
Employee stock options	2,334	1,588
Restricted share units	262	—
Diluted weighted-average number of common shares outstanding	88,170	86,233

19                NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

For the years ended April 30, 2005 and 2004, the recovery in net restructuring and other unusual items was comprised of the following:

	2005	2004
Unusual items	$1,701	$2,851
Restructuring reversals	2,023	2,430
Net restructuring and other unusual items	$3,724	$5,281

UNUSUAL ITEMS

During the year ended April 30, 2005, unusual items was credited $1,566 related to an amount loaned to a former officer of the Company that was previously reserved and subsequently recovered. See note 21. Additionally, the Company reversed an accrued liability of $135 which, based on changing circumstances, was determined to no longer be required.

The fiscal 2004 unusual items credit balance of $2,851 is comprised of the reversal of previously accrued liabilities of approximately $1,916 which, based on changing circumstances, were determined to no longer be required, and a $2,170 liability balance relating to customer commitments from previous acquisitions which was reversed as a result of the fulfillment of the commitments. Also, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004. These balances were reduced by a charge for $825 resulting from new information obtained on a capital lease obligation which required the Company to increase its outstanding liability balance, and by an increase of $653 in a pension obligation held by the Company resulting from an actuarial valuation.

RESTRUCTURING EXPENSE

For the year ended April 30, 2005, the Company recorded a reversal of $2,023, comprised of $1,383 in releases related to lease termination costs that are no longer required and $640 of severance amounts and other prior acquisition related reserves that were released to adjust the accruals to match the current estimates of the amounts required.

For the year ended April 30, 2004, the net restructuring credit balance of $2,430 was comprised of a release of $987 related to severance accruals as a result of plan amendments and employee attrition prior to their planned termination and $1,930 related to previously accrued lease termination costs that are no longer required. This was reduced by a severance charge of $487 related to employee terminations in North America to align the Company’s workforce with existing and anticipated future market requirements. Approximately 34 employees were terminated in the first half of fiscal year 2004, primarily from the support and services, development and sales and marketing areas.

F. 58

RESTRUCTURING ACCRUAL

Activity related to the Company’s restructuring plans, business rationalization, and integration actions was as follows:

	Premises	Workforce
	Restructuring	Reductions	Total

April 30, 2003 provision balance	$17,658	$5,625	$23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 costs charged against provisions	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)
April 30, 2004 provision balance	12,200	1,216	13,416
Fiscal year 2005 provision additions	546	2,785	3,331
Fiscal year 2005 costs charged against provisions	(5,236)	(3,225)	(8,461)
Fiscal year 2005 provision release	(3,245)	(238)	(3,483)
April 30, 2005 provision balance	$4,265	$538	4,803
Less: Current portion (note 9)			(3,034)
Long-term portion of restructuring accrual			$1,769

For the year ended April 30, 2005, the Company accrued a total of $2,785 in severance and $546 in lease termination costs that related to the rationalization of the Company’s North American and European business locations.

As at April 30, 2005, the Company has a balance of $4,265 related to accrued premises restructuring cost. The Company anticipates that the remainder of these balances will be utilized through fiscal 2008. Of this amount, approximately $324 is related to the acquisition of Comshare and a balance of $1,913 remains related to the acquisition of Extensity. The remainder of the balance relates to premises in the Company’s North American and European businesses.

As at April 30, 2005, a balance of $538 is remaining for severance, of which the remainder will substantially be paid by the end of the second quarter of fiscal 2006, and will include employees from the support and services, development, general and administrative and sales and marketing areas.

For the year ended April 30, 2004, the Company recorded a restructuring liability of approximately $4,992 related to the acquisition of Comshare. An amount of $3,125 was accrued related to workforce reductions for 72 employees of Comshare in the general and administrative, support and services, and sales and marketing areas. As at April 30, 2004, restructuring of the Comshare workforce was substantially complete. The remaining balance of $1,867 related to lease termination costs. Of this balance, $190 has been paid through April 30, 2004 and the remaining balance will be recognized through to the end of the contractual lease obligation of the premises.

During the year ended April 30, 2004, the Company also accrued $2,865 in severance and $1,234 in lease termination costs related to the rationalization of the North American and European businesses. As at April 30, 2004, a balance of approximately $1,082 was remaining for severance, of which the remainder was paid in the first half of 2005 and will include employees from the support and services, development and sales and marketing areas. The remaining balance for accrued premises restructuring was $6,164 as at April 30, 2004. The Company anticipates that the remainder of the balance will be utilized through fiscal 2009.

As at April 30, 2004, the remaining $4,359 balance related to the acquisition of Extensity is for reserves on premises, which are expected to be utilized through the second quarter of fiscal 2007.

During the year ended April 30, 2004, several smaller restructuring accruals relating to severance amounts and lease termination costs were released through the general and administrative expense line to adjust the accruals to match the current estimates of the amounts required.

F. 59

20                INCOME TAXES

For the years ending April 30, 2005 and 2004, the provision for income taxes was $11,125 and $13,674, respectively, and the effective tax rates were 12.6% and 19.3%, respectively. The decrease in the effective tax rate for fiscal 2005 from fiscal 2004 was predominantly due to a net release of reserves of $14,113 for tax filing positions due to a change in circumstances, compared to a release of reserves of $3,020 for fiscal 2004.

The provision for income taxes reflects an effective income tax rate that differs from the combined basic Canadian federal and provincial income tax rate for the reasons in the table below.

	Year ended April 30,
	2005	2004
Combined basic Canadian federal and provincial income tax rate	36.1%	36.5%
Provision for income taxes based on above rate	$31,839	$25,857
Decrease resulting from:
Tax reserve releases	(14,113)	(3,020)
Foreign tax rate differences	(1,782)	(2,647)
Change in valuation allowance	(5,726)	(9,030)
Other	907	2,514
Provision for income taxes per consolidated statements of earnings	$11,125	$13,674

Total amount of income taxes paid in excess of recoveries is $6,322 (2004 - $5,091).

INCOME TAX EXPENSE

	Year ended April 30,
	2005	2004
Current income tax expense	$(9,524)	$7,630

Change in temporary differences	7,929	1,191
Realization of non-capital loss carry-forwards	18,446	13,883
Change in valuation allowance	(5,726)	(9,030)
Future income tax expense	20,649	6,044

Total income tax expense	$11,125	$13,674

The following table shows the income tax effects of temporary differences and tax losses that gave rise to future income tax assets as at April 30:

	2005	2004
Provisions and other	$9,125	$14,773
Deferred revenue	95	1,893
Valuation allowance	(928)	(1,419)
Future income taxes - current	8,292	15,247

Property, plant and equipment and other	18,359	25,404
Non-capital loss carry-forwards	37,353	48,792
Capital loss carry-forwards	31,213	31,915
Intangible assets	(8,074)	(12,075)
Valuation allowance	(44,293)	(72,295)
Future income taxes - non-current	34,558	21,741

Total future income taxes	$42,850	$36,988

F. 60

Substantially all of the Company’s activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent Company.

The Company has non-capital losses of approximately $126,514 (2004 - $160,842), which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability.

The Company has capital losses of approximately $106,063 (2004 - $139,037), which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

	Capital Losses	Non-Capital Losses
2005	$—	$15,311
2006	—	8,060
2007	—	7,781
2008	577	2,688
2009 - 2023	—	27,616
Losses without expiry date	105,486	65,058
	$106,063	$126,514

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. Management evaluates a variety of factors, including the Company’s earnings history, the number of years the Company’s non-capital losses can be carried forward, and projected future taxable income. As indicated in the table above, management has provided a valuation allowance for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses and for all of the capital losses. For the balance of future tax assets, although realization is not assured, management believes it is more likely than not that the future tax assets will be realized.

21                RELATED PARTY TRANSACTIONS

Accounts receivable and other receivables as at April 30, 2004 included a net loan receivable of $254 (net of a $1,566 allowance) due from a former officer of the Company in connection with a compensatory arrangement relating to his employment. The Company held as collateral 250,625 common shares of the Company, a portion of which were purchased by the former officer with the proceeds of the loan. During the fourth quarter of fiscal 2005, the common shares of the Company were agreed to be sold with the majority of the proceeds to be remitted to the Company in settlement of the loan receivable. As a result of the allowance release, as at April 30, 2005, accounts receivable and other receivables included an amount receivable of $1,820, resulting in a recovery of $1,566.  The recovery is included in “net restructuring and other unusual items” in the consolidated statement of earnings. See note 19. Subsequent to year end, the entire receivable balance was collected.

The Company also acquired legal services from a law firm in which the Company’s Senior Vice President, Mergers and Acquisition and Corporate Secretary is a partner, in the amount of $955 (2004 - $1,420). The expenses for these services have been included in general and administrative expenses in the consolidated statements of earnings. As at April 30, 2005 a balance of $216 (2004 - $118) was owing to the law firm and has been included in accounts payable and accrued liabilities in the consolidated balance sheet.

F. 61

22                LITIGATION AND CONTINGENCIES

CUSTOMER INDEMNIFICATIONS

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses. The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights. In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

LITIGATION, ASSESSMENTS AND CLAIMS

For the years ended April 30, 2005 and 2004, $548, and $3,587, respectively in additions were made related to legal claims. These amounts were classified in general and administrative expenses in the consolidated statement of earnings.

Activity related to the Company’s legal accruals was as follows for the years ended April 30, 2005 and 2004:

April 30, 2003 provision balance	$3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 costs charged against provisions	(3,125)
Fiscal year 2004 provision release	(109)
April 30, 2004 provision balance	4,197
Fiscal year 2005 provision additions	548
Fiscal year 2005 costs charged against provisions	(4,591)
Fiscal year 2005 provision release	(58)
April 30, 2005 provision balance	$96

Extensity, a company acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers. On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.

In addition, from time to time, Geac is subject to other legal proceedings, assessments and claims in the ordinary course of business. At this time, in the opinion of management, none of these matters is reasonably expected to result in a material adverse effect on Geac’s financial position.

23                SALE OF NTC NORTHERN ONTARIO ASSETS

In fiscal 2004, the Company received total proceeds of $339 relating to the sale of the assets of the NTC Northern Ontario business on January 31, 2004. The transaction resulted in a gain of $243, which was recorded as an unusual item on the consolidated statement of earnings (note 19).

F. 62

24                SEGMENTED INFORMATION

The Company reports segmented information according to CICA Handbook Section 1701, “Segment Disclosures.” The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, local government, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

Accounting policies for the operating segments are the same as those described in note 2. There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.

For the year ended April 30, 2004, approximately $1,800 of general and administrative expenses has been reallocated from the EAS segment to the ISA segment to provide a more accurate portrayal of segment contribution.

	Year ended April 30, 2005
	EAS	ISA	Total
Revenue:
Software	$61,075	$9,965	$71,040
Support and services	281,096	79,851	360,947
Hardware	9,597	2,808	12,405
Total revenue	$351,768	$92,624	$444,392

Segment contribution	$93,509	$15,017	$108,526
Segment goodwill	$101,864	$8,278	$110,142
Total identifiable segment assets	$201,530	$18,799	$220,329

	Year ended April 30, 2004
	EAS	ISA	Total
Revenue:
Software	$54,826	$10,364	$65,190
Support and services	274,859	80,160	355,019
Hardware	21,574	3,489	25,063
Total revenue	$351,259	$94,013	$445,272

Segment contribution	$79,417	$9,273	$88,690
Segment goodwill	$120,195	$8,171	$128,366
Total identifiable segment assets	$225,865	$22,677	$248,542

F. 63

Reconciliation of segment contribution to earnings from operations before income taxes

	Year ended April 30,
	2005	2004
Segment contribution	$108,526	$88,690
Corporate expenses	(18,927)	(14,144)
Amortization of intangible assets	(9,161)	(7,589)
Interest income (expense), net	1,735	(24)
Other income (expense), net	2,252	(1,374)
Net restructuring and other unusual items	3,724	5,281
Earnings from operations before income taxes	$88,149	$70,840

Reconciliation of segment assets to total Company assets

	April 30,
	2005	2004
Total identifiable segment assets	$220,329	$248,542
Other assets	6,156	6,378
Future income taxes	42,850	36,988
Cash and cash equivalents	188,242	86,050
Short-term investments	—	26,500
Restricted cash	7,847	1,876
Other unallocated assets	742	569
Total assets	$466,166	$406,903

Geographical information

	April 30, 2005		April 30, 2004
		Property, Plant		Property, Plant
		and Equipment		and Equipment
		Intangible Assets		Intangible Assets
		Goodwill and		Goodwill and
	Revenue	Other Assets	Revenue	Other Assets

Canada	$9,831	$9,243	$12,956	$8,682
U.S.A.	213,699	112,473	213,070	136,349
United Kingdom	87,650	22,698	84,579	27,697
France	50,135	7,249	54,042	7,590
Australia	20,607	2,709	21,265	3,615
All other	62,470	7,772	59,360	7,282
Total	$444,392	$162,144	$445,272	$191,215

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software, the resale of hardware and the provision of related maintenance and professional services.

F. 64

25                UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Year ended April 30,
	2005	2004
Net earnings under Canadian GAAP	$77,024	$57,166
Adjustments:
Stock-based compensation (a)	(53)	(204)
Write off of intellectual property in connection with the Comshare acquisition (b)	300	(1,308)
Recovery of share purchase loan (c)	(1,566)	—
Income taxes (d)	(920)	(70)
Net earnings under U.S. GAAP before cumulative catch-up adjustments	74,785	55,584
Cumulative adjustment for change in accounting policy for asset retirement obligations (e)	—	(736)
Net earnings under U.S. GAAP	74,785	54,848
Other comprehensive income (loss):
Foreign currency translation adjustment	2,625	(2,731)
Comprehensive income under U.S. GAAP	$77,410	$52,117

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.87	$0.65
Diluted net earnings per common share	$0.85	$0.64

Weighted-average number of common shares used in computing basic net earnings per share (‘000s)	85,574	84,645
Weighted-average number of common shares used in computing diluted net earnings per share (‘000s)	88,170	86,233

a) Stock-based compensation

Accounting for stock-based compensation – As more fully described in note 2, the Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2004 and thereafter.

In fiscal 2003 and prior periods, the Company did not expense any compensation cost under Canadian GAAP. For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.

Pro forma disclosures – For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

F. 65

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Year ended April 30,
	2005	2004
Net earnings under U.S. GAAP-as reported above	$74,785	$54,848
Pro forma stock-based compensation expense, net of tax	(959)	(3,730)
Net earnings-pro forma	$73,826	$51,118

Basic net earnings per share under U.S. GAAP-as reported above	$0.87	$0.65
Pro forma stock-based compensation expense per share	(0.01)	(0.05)
Basic net earnings per share-pro forma	$0.86	$0.60

Diluted net earnings per share under U.S. GAAP-as reported above	$0.85	$0.64
Pro forma stock-based compensation expense per share	(0.01)	(0.05)
Diluted net earnings per share-pro forma	$0.84	$0.59

Fair values – The fair values of awards granted were estimated using the Black-Scholes option pricing model (see note 2). The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b) Intangible assets

In-process research and development – In connection with the acquisition of Comshare on August 6, 2003, in-process research and development was acquired and capitalized under Canadian GAAP. Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date. As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $22,833 (April 30, 2004 - $31,320) and the value of the Company’s long-term future income tax assets would be $34,961 (April 30, 2004 - $22,264).

Goodwill – Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP. Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $92,835 (2004 - $111,235).

c) Share purchase loan

Accounts receivable and other receivables as at April 30, 2004 included a net loan receivable of $254 (net of a $1,566 allowance) due from a former officer of the Company in connection with a compensatory arrangement relating to his employment. The Company held as collateral 250,625 common shares of the Company, a portion of which were purchased by the former officer with the proceeds of the loan. During the fourth quarter of fiscal 2005, the common shares of the Company were agreed to be sold with the majority of the proceeds to be remitted to the Company in settlement of the loan receivable. As a result of the allowance release, as at April 30, 2005, accounts receivable and other receivables included an amount receivable of $1,820, resulting in a recovery of $1,566.  The recovery is included in “net restructuring and other unusual items” in the consolidated statement of earnings. See note 19. Subsequent to year end, the entire receivable balance was collected.

F. 66

Under Canadian GAAP, the loan is classified as an other receivable. However, under U.S. GAAP, the loan is classified as a reduction of shareholders’ equity. As a result, in accordance with U.S. GAAP, current and total assets and shareholders’ equity would be reduced by $1,820 (2004 - $254). Additionally, the recovery of the loan would be treated as a capital transaction and not included in the consolidated statement of earnings.

d) Income taxes

Included in “Income taxes” is the tax effect of the adjustments related to intangible assets and the recovery of the share purchase loan.

e) Asset retirement obligations

Under U.S. GAAP, the Company adopted a new accounting standard dealing with accounting for asset retirement obligations during the year ended April 30, 2004. This new accounting standard addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and associated retirement costs and is relatively consistent with Canadian requirements, which the Company adopted under Canadian GAAP (see note 2). The main difference between the two standards is the method of adoption. U.S. GAAP requires that the adoption be treated as a cumulative effect of an accounting change in fiscal 2004, whereas Canadian GAAP allows the financial statements of prior periods to be restated retroactively. The adoption of the standard for U.S. GAAP resulted in the cumulative effect of an accounting change of $736 being charged against earnings for fiscal 2004 and the reversal of a charge under Canadian GAAP of $160 charged against earnings for fiscal 2003.

U.S. GAAP RECENT ACCOUNTING PRONOUNCEMENTS

Share-Based Payment – In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003. All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures above. Under SFAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

F. 67

Exchanges of Non-monetary Assets – In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets-An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006, beginning on August 1, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

F. 68

SHAREHOLDER INFORMATION

Shareholder Assistance

Visit the Geac corporate Web site at http://www.geac.com.

Requests for copies of the Annual Report for the year ended April 30, 2005 should be directed to:

INVESTOR RELATIONS

Email	investor@geac.com

Phone	905.940.3751 (Canada)
508.871.5045 (US)

Fax	905.940.3722 (Canada)
508.871.6409 (US)

Mail	Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, ON L3R 9T8
Canada

Geac Computer Corporation Limited
100 5th Avenue
Waltham, MA 02451
United States

WEB SITE

For more information about Geac, including current financial and corporate information, stock quotations, press releases and product announcements, visit our Web site at www.investors.geac.com

TRANSFER AGENT AND REGISTRAR

Our transfer agent, Computershare Trust Company of Canada, can help you with a variety of shareholder related services, including change of address and lost share certificates.

Email	service@computershare.com

Online	www.computershare.com

Phone	800.564.6253 / 514.982.7555

Fax	888.453.0330 / 416.263.9394

Mail	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

SUBSCRIBE TO GEAC NEWSFLASH

Geac NewsFlash is a service designed to provide you with timely information about what’s happening at Geac. If you would like to subscribe to Geac NewsFlash, please visit our Web site at www.investors.geac.com to register.

ANNUAL GENERAL MEETING

Date	September 13, 2005

Time	10.00 a.m. ET

Venue	The Design Exchange
234 Bay Street
Toronto-Dominion Centre
Toronto, ON M5K 1B2

LEGAL COUNSEL

Email	craig.thorburn@blakes.com

Online	www.blakes.com

Phone	416.863.2965

Fax	416.863.2653

Mail	Blake, Cassels & Graydon LLP
199 Bay Street
Box 25, Commerce Court West
Toronto, ON M5L 1A9

AUDITORS

Online	www.pwcglobal.com

Phone	416.863.1133

Fax	416.365.8215

Mail	PricewaterhouseCoopers LLP
Royal Trust Tower, TD Centre
Suite 3000, Box 82
Toronto, ON M5K 1G8

STOCK EXCHANGE LISTINGS

Geac common shares are listed on The Toronto Stock Exchange under ticker symbol GAC, and on the NASDAQ National Market under ticker symbol GEAC.

DESIGN: RAINCASTLE COMMUNICATIONS ~ WWW.RAINCASTLE.COM

World Headquarters

Geac Computer Corporation Limited
100 5th Avenue
Waltham, MA 02451
United States
Tel: 508.871.5000
Fax: 508.871.5887

Registered Office and Financial Center

11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
Tel: 905.475.0525
Fax: 905.475.3847

North American Headquarters

66 Perimeter Center East
Atlanta, GA 30346
United States
Tel: 404.239.2000
Fax: 404.239.2404

Europe / Middle East / Africa Headquarters

Needles House
Birmingham Road
Studley
Warwickshire B80 7AS
United Kingdom
Tel: +44 (0) 1527.496.200
Fax:+44 (0) 1527.496.300

Asia-Pacific Headquarters

Level 10, 423 Pennant Hills Road
Pennant Hills, NSW 1715
Australia
Tel: +61.2.9875.9100
Fax:+61.2.9875.9190

www.geac.com